Exhibit 99.1

Report to Shareholders for the Third Quarter, 2013 www.cibc.com August 29, 2013

Report of the President and Chief Executive Officer

Overview of results

CIBC today announced its financial results for the third quarter ended July 31, 2013.

Third quarter highlights

•	Reported net income was $890 million, compared with $841 million for the third quarter a year ago, and $876 million for the prior quarter.
•	Adjusted net income was $943(1) million, compared with $866(1) million for the third quarter a year ago, and $876(1) million for the prior quarter.
•	Reported diluted earnings per share was $2.16, compared with $2.00 for the prior year quarter, and $2.12 for the prior quarter.
•	Adjusted diluted earnings per share was $2.29(1), compared with $2.06(1) for the prior year quarter, and $2.12(1) for the prior quarter.

Results for the third quarter of 2013 were affected by the following items of note:

•	$38 million ($28 million after-tax or $0.07 per share) increase in the portion of the collective allowance recognized in Corporate and Other(2), which includes $56 million of estimated credit losses relating to the Alberta floods;
•	$20 million ($15 million after-tax or $0.04 per share) charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios;
•	$8 million ($6 million after-tax or $0.01 per share) loss from the structured credit run-off business; and
•	$5 million ($4 million after-tax or $0.01 per share) amortization of intangible assets.

CIBC’s Basel III Common Equity Tier 1 ratio at July 31, 2013 was 9.3%, and our Tier 1 capital ratio and Total capital ratio were 11.6% and 14.7%, respectively, on an all-in basis compared to Basel III Common Equity Tier 1 ratio of 9.7%, Tier 1 capital ratio of 12.2% and Total capital ratio of 15.5% in the prior quarter.

Return on common shareholders’ equity for the third quarter was 21.6%.

CIBC announced today its intention to purchase for cancellation up to a maximum of 8 million or approximately 2% of our outstanding common shares, subject to the approval of the Toronto Stock Exchange, under a normal course issuer bid over the next 12 months.

CIBC delivered solid results this quarter across our core businesses in Retail and Business Banking, Wealth Management and Wholesale Banking. These results reflect our strong focus on our clients as well as our underlying business fundamentals.

CIBC continues discussions with TD and Aimia about a broad framework that would see CIBC sell approximately 50% of the current Aerogold portfolio to TD with the accounts being divested consisting primarily of credit card only clients. Consistent with our strategy to invest in and deepen client relationships, CIBC would retain the Aerogold credit card accounts held by clients with broader banking relationships. The parties will make an announcement when an agreement has been reached or when the discussions have concluded without an agreement. There can be no assurances that an agreement will be reached. In the event an agreement is not reached, CIBC retains its rights to exercise its legal options under the provisions of its existing contract with Aimia.

Core business performance

Retail and Business Banking reported net income of $638 million for the third quarter, up $44 million or 7% from the same quarter last year. Excluding items of note, which include a revision of estimated loss parameters on our unsecured lending portfolios, net income was $654 million, up $58 million or 10% from the same quarter last year.

Revenue of $2.1 billion was up $29 million or 1% from the third quarter of 2012, primarily due to volume growth across most products and higher fees. Provision for credit losses of $241 million was down $32 million, or 12%, from the same quarter last year due to lower write-offs in the cards portfolio and lower losses in the business lending portfolio, partially offset by the charge resulting from a revision of estimated loss parameters noted above.

During the third quarter of 2013, Retail and Business Banking continued to make progress against our objectives of accelerating profitable revenue growth and enhancing the client experience:

•	We continued our leadership position in mobile innovations by reaching one million active clients using CIBC’s award-winning mobile banking App, which allows clients to perform many of their everyday banking transactions from their mobile device;
•	We received three awards from ACT Canada for innovation related to the launch of our CIBC Mobile Payment App to help meet more of our clients’ needs, including, the Gold Award for a Canadian Innovation Benefiting Consumers; the Gold Award for a Canadian Innovation Benefiting Merchants; and the 2013 People’s Choice Award; and
•	We achieved a significant milestone in our distribution network expansion program with the opening of our 150th branch since 2008. As part of the largest branch development in our history, we have hired more than 1,000 full-time equivalent employees to staff the 150 new, relocated or expanded locations, and installed close to 500 new ABMs to better serve our clients.

Wealth Management reported net income of $102 million for the third quarter, up $26 million or 34% from the same quarter last year.

Revenue of $458 million was up $57 million or 14% compared to the third quarter of 2012, primarily due to higher client assets under management driven by market appreciation and higher net sales of long-term mutual funds, higher contribution from our investment in American Century Investments, and higher fee-based and commission revenue.

During the third quarter of 2013, Wealth Management continued its progress in support of our strategic priority to build our wealth management platform:

•	We achieved our 18th consecutive quarter of retail net sales of long-term mutual funds and a year-to-date record of $4.6 billion; and
•	We are on track with our transition plans for the acquisition of Atlantic Trust Private Wealth Management, announced in the second quarter, which we expect to complete in early fiscal 2014 following regulatory approvals.

Wholesale Banking reported net income of $217 million for the third quarter, up $19 million or 10% from the prior quarter. Excluding items of note, adjusted net income was $223 million, up $30 million or 16% from the prior quarter.

Revenue of $596 million was up $16 million or 3% from the prior quarter, primarily due to higher corporate credit products and debt issuance revenue, partially offset by losses in the structured credit run-off business compared to revenue in the prior quarter, and lower revenue in U.S. real estate finance.

In support of its objective to be the premier client-focused wholesale bank centred in Canada, Wholesale Banking acted as:

•	Lender in the financing of Hyundai Capital America’s US$2.7 billion 3-year senior unsecured revolver;
•	Financial advisor to Brookfield on the sale of Longview Timber to Weyerhauser for $2.7 billion;
•	Joint bookrunner on OMERS Realty Corporation’s two bond transactions for a total of $1.4 billion;
•	Joint bookrunner on Choice Properties REIT’s $460 million IPO of Trust Units, $600 million inaugural bond offering and $500 million senior unsecured credit facility;
•	Joint bookrunner on Enbridge Inc.’s $600 million preferred share offering;
•	Financial advisor to Manitoba Telecom Services Inc. (MTS) on the sale of its Allstream subsidiary to Accelero Capital for $504 million; and
•	Sole agent for the Province of Alberta’s $500 million re-opening of the Province’s 2.90% Medium Term Notes due September 20, 2029.

In summary, CIBC delivered solid performance during the third quarter. The investments we are making in our retail and business banking, wealth management and wholesale banking businesses are furthering our strength and positioning us well for the future.

CIBC in our communities

CIBC is committed to supporting causes that matter to our clients, our employees and our communities. During the quarter:

•	CIBC marked the 15th anniversary of CIBC Youthvision – a one-of-a-kind scholarship program in partnership with Big Brothers Big Sisters of Canada and the YMCA that has changed the lives of over 450 young Canadians since 1999. Thirty-three grade 10 students across Canada were awarded a 2013 CIBC Youthvision Scholarship, each valued at $38,000. As part of the celebration, recipients, alumni and program partners across the country participated in CIBC’s first online Youth Forum on Academic Success.
•	As Lead Partner of the TORONTO 2015 Pan Am/Parapan Am Games, we marked the two-year countdown to the opening ceremonies with the announcement of the CIBC Team Next program – a $2 million investment to assist young athletes with financial support, opportunities to develop career and life skills, and mentorship from world class Canadian athletes. This investment is part of our $4 million commitment to create a lasting legacy of the games in Canada, which includes a new $1 million investment in programs to support Aboriginal youth, and $1 million in sport-related CIBC Youthvision scholarships.
•	CIBC continued its strong commitment to bringing hope and support to those living with cancer. The CIBC co-sponsored Pink Tour hit the road in Ontario providing mobile breast health education to visitors in 90 communities; the 2013 CIBC Pink CollectionTM launched nationally to raise funds for the Canadian Breast Cancer Foundation; and CIBC employees and clients raised $475,000 for life-saving equipment and research through its annual BC Children’s Hospital campaign, and $625,000 for cancer research through the Tour CIBC Charles Bruneau – a five-day cycling fundraiser throughout Quebec.
•	In partnership with Boys and Girls Clubs of Canada, CIBC and its employees joined many Canadians across the country to support National Day to End Bullying – an anti-bullying awareness campaign to promote awareness, understanding and openness while showing support for all anti-bullying initiatives to ensure all children and youth feel a sense of safety and belonging.

Gerald T. McCaughey

President and Chief Executive Officer

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	For additional information, see the “Overview” section.

2	CIBC THIRD QUARTER 2013

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and nine months ended July 31, 2013, compared with corresponding periods. The MD&A should be read in conjunction with our 2012 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of August 28, 2013. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 182 to 185 of our 2012 Annual Report.

External reporting changes	Contents

Basel III	4	Third quarter financial highlights	21	Management of risk
We adopted the Office of the Superintendent of Financial Institution’s (OSFI) revised Capital Adequacy Requirements (CAR) Guideline effective January 2013. The revised CAR Guideline reflects the changes to capital requirements, commonly referred to as Basel III, that have been issued by the Basel Committee on Banking Supervision (BCBS).			21	Risk overview
	5	Overview	21	Credit risk
	5	Financial results	27	Market risk
	7	Significant events	29	Liquidity risk
	7	Outlook for calendar year 2013	33	Strategic risk
	8	Review of quarterly financial information	33	Insurance risk
			33	Operational risk
	9	Non-GAAP measures	34	Technology, information and cyber security risk
	9	Strategic business units overview
			34	Reputation and legal risk
	10	Retail and Business Banking	34	Regulatory risk
	12	Wealth Management	35	Environmental risk
	13	Wholesale Banking	36	Accounting and control matters
	16	Corporate and Other
	17	Financial condition	36	Critical accounting policies and estimates
	17	Review of condensed consolidated balance sheet
			39	U.S. regulatory developments
	17	Capital resources	39	Controls and procedures
	20	Off-balance sheet arrangements

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Overview – Income taxes”, “Significant events”, “Outlook for calendar year 2013”, “Review of quarterly financial information”, “Strategic business units overview – Retail and Business Banking – Aeroplan Agreement”, “Capital resources”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, and “Accounting and control matters” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2013 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview – Outlook for calendar year 2013” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services, including the evolving risk of cyber attack; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and Europe’s sovereign debt crisis; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC THIRD QUARTER 2013	3

Third quarter financial highlights

		As at or for the three months ended			As at or for the nine months ended
	Unaudited	2013 Jul. 31	2013 Apr. 30	2012 Jul. 31	2013 Jul. 31	2012 Jul. 31
	Financial results ($ millions)
	Net interest income	$1,883	$1,823	$1,883	$5,561	$5,478
	Non-interest income	1,380	1,316	1,266	4,022	3,912
	Total revenue	3,263	3,139	3,149	9,583	9,390
	Provision for credit losses	320	265	317	850	963
	Non-interest expenses	1,874	1,821	1,831	5,682	5,386
	Income before taxes	1,069	1,053	1,001	3,051	3,041
	Income taxes	179	177	160	487	554
	Net income	$890	$876	$841	$2,564	$2,487
	Net income attributable to non-controlling interests	$–	$2	$2	$4	$6
	Preferred shareholders	25	25	29	75	129
	Common shareholders	865	849	810	2,485	2,352
	Net income attributable to equity shareholders	$890	$874	$839	$2,560	$2,481
	Financial measures
	Reported efficiency ratio	57.4%	58.0%	58.1%	59.3%	57.4%
	Adjusted efficiency ratio (1)	55.6%	56.6%	56.1%	56.1%	55.5%
	Loan loss ratio (2)	0.45%	0.47%	0.52%	0.45%	0.53%
	Return on common shareholders’ equity	21.6%	22.3%	21.8%	21.3%	22.1%
	Net interest margin	1.85%	1.85%	1.87%	1.84%	1.85%
	Net interest margin on average interest-earning assets (3)	2.12%	2.14%	2.18%	2.13%	2.15%
	Return on average assets (4)	0.88%	0.89%	0.84%	0.85%	0.84%
	Return on average interest-earning assets (3)(4)	1.01%	1.03%	0.98%	0.98%	0.98%
	Total shareholder return	(2.04)%	(2.02)%	(0.33)%	2.83%	1.29%
Common share information
Per share ($)	– basic earnings	$2.16	$2.12	$2.00	$6.19	$5.83
	– reported diluted earnings	2.16	2.12	2.00	6.19	5.83
	– adjusted diluted earnings (1)	2.29	2.12	2.06	6.56	6.03
	– dividends	0.96	0.94	0.90	2.84	2.70
	– book value	40.11	39.11	36.57	40.11	36.57
Share price ($)	– high	80.64	84.70	74.68	84.70	78.00
	– low	74.10	77.02	69.70	74.10	68.43
	– closing	77.93	80.57	73.35	77.93	73.35
Shares outstanding (thousands)	– weighted-average basic	399,952	400,400	405,165	401,237	403,108
	– weighted-average diluted	400,258	400,812	405,517	401,621	403,571
	– end of period	399,992	399,811	405,626	399,992	405,626
	Market capitalization ($ millions)	$31,171	$32,213	$29,753	$31,171	$29,753
	Value measures
	Dividend yield (based on closing share price)	4.9%	4.8%	4.9%	4.9%	4.9%
	Reported dividend payout ratio	44.4%	44.2%	45.0%	45.8%	46.3%
	Adjusted dividend payout ratio (1)	41.8%	44.2%	43.7%	43.2%	44.7%
	Market value to book value ratio	1.94	2.06	2.01	1.94	2.01
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$76,451	$78,361	$70,776	$76,451	$70,776
	Loans and acceptances, net of allowance	254,221	252,292	253,616	254,221	253,616
	Total assets	397,547	397,705	401,010	397,547	401,010
	Deposits	311,490	307,353	305,096	311,490	305,096
	Common shareholders’ equity	16,044	15,638	14,834	16,044	14,834
	Average assets	403,081	404,782	400,543	403,377	396,136
	Average interest-earning assets (3)	351,753	350,136	342,883	349,631	340,117
	Average common shareholders’ equity	15,921	15,583	14,760	15,622	14,228
	Assets under administration (5)	1,460,311	1,468,429	1,377,012	1,460,311	1,377,012
	Balance sheet quality measures (6)
	Basel III – Transitional basis
	Risk-weighted assets (RWA) ($ billions)	$152.2	$138.3	n/a	$152.2	n/a
	Common Equity Tier 1 (CET1) ratio	10.7%	11.5%	n/a	10.7%	n/a
	Tier 1 capital ratio	11.4%	12.4%	n/a	11.4%	n/a
	Total capital ratio	14.0%	15.2%	n/a	14.0%	n/a
	Basel III – All-in basis
	RWA ($ billions)	$134.0	$125.9	n/a	$134.0	n/a
	CET1 ratio	9.3%	9.7%	n/a	9.3%	n/a
	Tier 1 capital ratio	11.6%	12.2%	n/a	11.6%	n/a
	Total capital ratio	14.7%	15.5%	n/a	14.7%	n/a
	Basel II
	RWA ($ billions)	n/a	n/a	$114.9	n/a	$114.9
	Tier 1 capital ratio	n/a	n/a	14.1%	n/a	14.1%
	Total capital ratio	n/a	n/a	17.7%	n/a	17.7%
	Other information
	Retail / wholesale ratio (1)(7)	77% / 23%	78% / 22%	76% / 24%	77% / 23%	76% / 24%
	Full-time equivalent employees (8)	43,516	43,057	42,380	43,516	42,380
(1)	For additional information, see the “Non-GAAP measures” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses. The provision for credit losses on impaired loans includes provision for: individual allowance; collective allowance on personal, scored small business and mortgages that are greater than 90 days delinquent; and net credit card write-offs.
(3)	Average interest-earning assets include interest-bearing deposits with banks, securities, securities borrowed or purchased under resale agreements, and loans net of allowances.
(4)	Net income expressed as a percentage of average assets or average interest-earning assets.
(5)	Includes the full contract amount of assets under administration or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon.
(6)	Capital measures for fiscal year 2013 are based on Basel III whereas fiscal 2012 measures are based on Basel II.
(7)	For the purposes of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management, and International banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the period.
(8)	Full-time equivalent employees is a measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full- time units based on actual hours of paid work during a given period.
n/a	Not applicable.

4	CIBC THIRD QUARTER 2013

Overview

Financial results

Reported net income for the quarter was $890 million, compared with $841 million for the same quarter last year and $876 million for the prior quarter. Reported net income for the nine months ended July 31, 2013 was $2,564 million, compared with $2,487 million for the same period in 2012.

Adjusted net income for the quarter was $943(1) million, compared with $866(1) million for the same quarter last year and $876(1) million for the prior quarter. Adjusted net income for the nine months ended July 31, 2013 was $2,714(1) million, compared with $2,539(1) million for the same period in 2012.

Reported diluted earnings per share (EPS) for the quarter was $2.16, compared with $2.00 for the same quarter last year and $2.12 for the prior quarter. Reported diluted EPS for the nine months ended July 31, 2013 was $6.19 compared with $5.83 for the same period in 2012.

Adjusted diluted EPS for the quarter was $2.29(1), compared with $2.06(1) for the same quarter last year and $2.12(1) for the prior quarter. Adjusted diluted EPS for the nine months ended July 31, 2013 was $6.56(1), compared with $6.03(1) for the same period in 2012.

Net income for the current quarter was affected by the following items of note:

•	$38 million ($28 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other(2), which includes $56 million of estimated credit losses relating to the Alberta floods;
•	$20 million ($15 million after-tax) charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios (Retail and Business Banking);
•	$8 million ($6 million after-tax) loss from the structured credit run-off business (Wholesale Banking); and
•	$5 million ($4 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $1 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other).

The above items of note decreased revenue by $7 million, increased provision for credit losses by $58 million, non-interest expenses by $6 million, and decreased income tax expenses by $18 million. In aggregate, these items of note decreased net income by $53 million.

Net interest income(3)

Net interest income was comparable with the same quarter last year as lower treasury-related net interest income was offset by higher revenue from corporate credit products and volume growth across most retail products.

Net interest income was up $60 million or 3% from the prior quarter, primarily due to additional days in the current quarter, volume growth across most retail products, higher revenue from corporate credit products and treasury-related net interest income, partially offset by narrower retail spreads and lower trading-related net interest income.

Net interest income for the nine months ended July 31, 2013 was up $83 million or 2% from the same period in 2012, primarily due to higher trading-related net interest income, wider retail spreads, and higher revenue from corporate credit products, partially offset by lower treasury-related net interest income. The same period in 2012 included the hedge accounting loss on leveraged leases shown as an item of note.

Non-interest income(3)

Non-interest income was up $114 million or 9% from the same quarter last year, and up $64 million or 5% from the prior quarter, primarily due to higher fee-based revenue and trading income, partially offset by lower gains net of write-downs on available-for-sale (AFS) securities.

Non-interest income for the nine months ended July 31, 2013 was up $110 million or 3% from the same period in 2012, primarily due to higher fee-based revenue, partially offset by lower trading income. The current year period had a gain on sale of the private wealth management business shown as an item of note, while the prior year period had a gain relating to an equity-accounted investment in our Wealth Management strategic business unit (SBU), also shown as an item of note.

Provision for credit losses

Provision for credit losses was comparable with the same quarter last year. In Retail and Business Banking, the provision was down mainly due to lower write-offs in the cards portfolio and lower losses in the business lending portfolio, partially offset by a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios, shown as an item of note. In Wholesale Banking, the provision was down due to lower losses in the U.S. real estate finance and Canadian credit portfolios, partially offset by higher losses in the exited European leveraged finance portfolio. In Corporate and Other, the provision was up mainly due to an increase in the collective allowance, which includes $56 million of estimated credit losses relating to the Alberta floods, shown as an item of note.

Provision for credit losses was up $55 million or 21% from the prior quarter. In Retail and Business Banking, the provision was up mainly due to the charge resulting from a revision of estimated loss parameters noted above, partially offset by lower losses in the personal lending portfolio. In Wholesale Banking, the provision was down mainly due to lower losses in the U.S. real estate finance and exited European leveraged finance portfolios. In Corporate and Other, the provision was up mainly due to the increase in the collective allowance noted above.

Provision for credit losses for the nine months ended July 31, 2013 was down $113 million or 12% from the same period in 2012. In Retail and Business Banking, the provision was down mainly due to lower write-offs and bankruptcies in the cards portfolio, partially offset by the charge resulting from a revision of estimated loss parameters noted above. In Wholesale Banking, the provision was down mainly due to lower losses in the U.S. real estate finance portfolio, partially offset by higher losses in the exited European leveraged finance portfolio. In Corporate and Other, the provision was up mainly due to the increase in the collective allowance noted above, partially offset by lower losses in FirstCaribbean International Bank Limited (CIBC FirstCaribbean).

Non-interest expenses

Non-interest expenses were up $43 million or 2% compared with the same quarter last year, and up $53 million or 3% from the prior quarter, primarily due to higher employee-related compensation.

Non-interest expenses for the nine months ended July 31, 2013 were up $296 million or 5% from the same period in 2012, primarily due to higher expenses in the structured credit run-off business in the current period, which included a settlement charge shown as an item of note, and higher employee-related compensation.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Relates to the collective allowance, except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs.
(3)	Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

CIBC THIRD QUARTER 2013	5

Income taxes

Income tax expense was up $19 million or 12% from the same quarter last year, and up $2 million or 1% from the prior quarter, primarily due to higher income.

Income tax expense for the nine months ended July 31, 2013 was down $67 million or 12% from the same period in 2012, mainly due to higher tax-exempt income.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. In response to a motion by CIBC to strike the Crown’s replies, the Tax Court of Canada (TCC) ordered and the Federal Court of Appeal confirmed that the Crown must submit amended replies. On July 30, 2013, the Crown filed a Fresh as Amended Reply with the TCC. We expect the TCC trial on the deductibility of the Enron payments to commence in the latter part of 2014 or early 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $192 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $866 million and non-deductible interest of approximately $124 million.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates, is as follows:

	For the three months ended		For the nine months ended
$ millions	Jul. 31, 2013 vs. Jul. 31, 2012	Jul. 31, 2013 vs. Apr. 30, 2013	Jul. 31, 2013 vs. Jul. 31, 2012
Estimated increase in:
Total revenue	$9	$9	$12
Provision for credit losses	1	1	1
Non-interest expense	3	3	5
Income taxes	–	–	–
Net income	5	5	6
Average US$ appreciation relative to C$	2%	2%	1%

Impact of items of note in prior periods

Net income for the prior quarters was affected by the following items of note:

Q2, 2013

•	$27 million ($20 million after-tax) income from the structured credit run-off business (Wholesale Banking);
•	$21 million ($15 million after-tax) loan losses in our exited European leveraged finance portfolio (Wholesale Banking); and
•	$6 million ($5 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $1 million after-tax in Wealth Management, and $3 million after-tax in Corporate and Other).

The above items of note increased revenue by $29 million, provision for credit losses by $21 million and non-interest expenses by $8 million. In aggregate, the impact of these items of note on net income was nil.

Q1, 2013

•	$148 million ($109 million after-tax) loss from the structured credit run-off business, including the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. (Wholesale Banking);
•	$16 million ($16 million after-tax) gain, net of associated expenses, on the sale of our Hong Kong and Singapore-based private wealth management business (Corporate and Other); and
•	$5 million ($4 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking and $2 million after-tax in Corporate and Other).

The above items of note increased revenue by $28 million, non-interest expenses by $165 million, and decreased income tax expenses by $40 million. In aggregate, these items of note decreased net income by $97 million.

Q3, 2012

•	$26 million ($19 million after-tax) loss from the structured credit run-off business (Wholesale Banking); and
•	$7 million ($6 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking and $4 million after-tax in Corporate and Other).

The above items of note decreased revenue by $24 million, increased non-interest expenses by $9 million, and decreased income tax expenses by $8 million. In aggregate, these items of note decreased net income by $25 million.

Q2, 2012

•	$28 million ($16 million after-tax) hedge accounting loss on leveraged leases (Wholesale Banking);
•	$10 million ($7 million after-tax) loss from the structured credit run-off business (Wholesale Banking); and
•	$7 million ($6 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking, $1 million after-tax in Wealth Management and $3 million after-tax in Corporate and Other).

The above items of note decreased revenue by $29 million, increased non-interest expenses by $16 million, and decreased income tax expenses by $16 million. In aggregate, these items of note decreased net income by $29 million.

In addition, net income attributable to common shareholders was also affected by the following item of note:

•	$12 million premium paid on preferred share redemptions.

6	CIBC THIRD QUARTER 2013

Q1, 2012

•	$37 million ($35 million after-tax) gain relating to an equity-accounted investment (Wealth Management);
•	$35 million ($26 million after-tax) loss from the structured credit run-off business (Wholesale Banking); and
•	$9 million ($7 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking and $5 million after-tax in Corporate and Other).

The above items of note increased revenue by $10 million, non-interest expenses by $17 million, and decreased income tax expenses by $9 million. In aggregate, these items of note increased net income by $2 million.

In addition, net income attributable to common shareholders was also affected by the following item of note:

•	$18 million premium paid on preferred share redemptions.

Significant events

Atlantic Trust Private Wealth Management

On April 11, 2013, CIBC announced that it entered into a definitive agreement to acquire Atlantic Trust Private Wealth Management (Atlantic Trust) from its parent company, Invesco Ltd., for US$210 million. Atlantic Trust, which has approximately US$20 billion in assets under management, provides integrated wealth management solutions for high-net-worth individuals, families, foundations and endowments. The transaction is subject to regulatory approval and is expected to close in early fiscal 2014. The results of the acquired business will be consolidated from the date of close and will be included in the Wealth Management SBU.

Private wealth management (Asia)

On January 25, 2013, CIBC sold its stand-alone Hong Kong and Singapore-based private wealth management business. This niche advisory and brokerage business, which was included in International banking within Corporate and Other, provided private banking services to a small number of high-net-worth individuals in the Asia-Pacific region and had assets under management of approximately $2 billion. As a result, CIBC recognized a gain, net of associated expenses, of $16 million ($16 million after-tax) during the quarter ended January 31, 2013. CIBC’s other businesses in Asia were unaffected by this transaction.

Lehman Brothers bankruptcy proceedings

During the quarter ended January 31, 2013, CIBC recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note as further detailed in Note 23 of the 2012 consolidated financial statements.

Outlook for calendar year 2013

Moderate economic growth is likely to continue in both Canada and the U.S. in 2013. Real GDP gains are likely to be in the vicinity of 1.5% to 2.0% in the U.S. and Canada, in the face of soft growth overseas, and ongoing fiscal tightening. There are tentative signs that Europe is emerging from recession. In the U.S., improving household credit fundamentals and continued recovery in home building will help offset the drag from tighter fiscal policy.

Canada’s economy will benefit from a pick-up in oil output, but will see somewhat less robust domestic demand. Government spending will remain a slight negative for growth as fiscal tightening continues. Consumer demand will be supported by ongoing job creation, but will be held close to income gains as the appetite for credit is held in check by existing high debt levels, even with the Bank of Canada avoiding interest rate increases through 2013. Housing is turning from a strong growth contributor to a slight negative this year as new construction activity seems to be retreating from its peak.

Retail and Business Banking is expected to face slightly slower growth in demand for mortgages, while consumer credit demand could continue to see limited growth. Demand for business credit should continue at a healthy growth rate. Slightly slower economic growth is unlikely to result in deterioration in household credit quality, with the unemployment rate holding nearly steady.

Wealth Management should see an improvement in demand for equities and other higher risk assets over the remainder of the year as global uncertainties are gradually resolved.

Wholesale Banking will continue to benefit from a healthy pace of debt financings as both governments and corporations take advantage of low interest rates and robust market conditions. Equity issuance could improve over the course of the year as global growth uncertainties are gradually resolved, a trend that should also support merger activity. Corporate credit demand should be supported by low interest rates, although the public debt market and internal cash flows will be a competitive source of funding.

CIBC THIRD QUARTER 2013	7

Review of quarterly financial information

	$ millions, except per share amounts, for the three months ended			2013				2012	2011
		Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
	Revenue
	Retail and Business Banking	$2,114	$2,036	$2,065	$2,036	$2,085	$2,004	$2,029	$2,076
	Wealth Management	458	443	432	420	401	418	435	396
	Wholesale Banking (1)	596	580	563	575	527	463	495	561
	Corporate and Other (1)	95	80	121	128	136	199	198	162
	Total revenue	$3,263	$3,139	$3,181	$3,159	$3,149	$3,084	$3,157	$3,195
	Net interest income	$1,883	$1,823	$1,855	$1,848	$1,883	$1,753	$1,842	$1,776
	Non-interest income	1,380	1,316	1,326	1,311	1,266	1,331	1,315	1,419
	Total revenue	3,263	3,139	3,181	3,159	3,149	3,084	3,157	3,195
	Provision for credit losses	320	265	265	328	317	308	338	306
	Non-interest expenses	1,874	1,821	1,987	1,829	1,831	1,764	1,791	1,920
		1,069	1,053	929	1,002	1,001	1,012	1,028	969
	Income taxes	179	177	131	150	160	201	193	212
	Net income	$890	$876	$798	$852	$841	$811	$835	$757
	Net income attributable to:
	Non-controlling interests	$–	$2	$2	$2	$2	$1	$3	$3
	Equity shareholders	890	874	796	850	839	810	832	754
EPS	– basic	$2.16	$2.12	$1.91	$2.02	$2.00	$1.90	$1.94	$1.80
	– diluted	2.16	2.12	1.91	2.02	2.00	1.90	1.93	1.79
(1)	Wholesale Banking revenue and income taxes are reported on a taxable equivalent basis (TEB) with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.

Revenue

Retail and Business Banking revenue has benefitted from volume growth across most retail products, offset to some extent by the continued low interest rate environment and attrition in our exited FirstLine mortgage broker business.

Wealth Management revenue has benefitted from continued strong net sales of long-term mutual funds and higher average assets under management. Income from our proportionate share in American Century Investments (ACI) is trending higher. A gain related to this equity-accounted investment was included in the first quarter of 2012.

Wholesale Banking revenue is influenced to a large extent by capital market conditions, and growth in the equity derivatives business which has resulted in higher tax-exempt income. Revenue has also been impacted by the volatility in the structured credit run-off business. The second quarter of 2012 included a hedge accounting loss on leveraged leases. The fourth quarter of 2012 included a gain on sale of interests in entities in relation to the acquisition of TMX Group Inc. by Maple Group Acquisition Corporation and a loss relating to the change in valuation of collateralized derivatives to an overnight index swap (OIS) basis.

Corporate and Other includes the offset related to tax-exempt income noted above. The second half of 2012 and year-to-date 2013 had lower unallocated treasury revenue. The first quarter of 2013 included a gain on sale of the private wealth management business (Asia).

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. In Retail and Business Banking, losses in the cards portfolio declined throughout 2012 and 2013. The current quarter had a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios. In Wholesale Banking, the fourth quarter of 2011 had higher losses in the exited European leveraged finance portfolio. During 2012, we had higher losses in the U.S. real estate finance portfolio and the fourth quarter included losses in the exited U.S. leveraged finance portfolio. The second and third quarter of 2013 had higher losses in the exited European leveraged finance portfolio. In Corporate and Other, the current quarter had an increase in the collective allowance, which includes $56 million of estimated credit losses relating to the Alberta floods.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, including pension expense. The first quarter of 2013 had higher expenses in the structured credit run-off business.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items. Tax-exempt income has generally been trending higher for the periods presented in the table above.

8	CIBC THIRD QUARTER 2013

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable with similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 19 of the 2012 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

			As at or for the three months ended		As at or for the nine months ended
$ millions		2013 Jul. 31	2013 Apr. 30	2012 Jul. 31	2013 Jul. 31	2012 Jul. 31
Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$865	$849	$810	$2,485	$2,352
After-tax impact of items of note (1)		53	–	25	150	82
Adjusted net income attributable to diluted common shareholders (2)	B	$918	$849	$835	$2,635	$2,434
Diluted weighted-average common shares outstanding (thousands)	C	400,258	400,812	405,517	401,621	403,571
Reported diluted EPS ($)	A/C	$2.16	$2.12	$2.00	$6.19	$5.83
Adjusted diluted EPS ($) (2)	B/C	2.29	2.12	2.06	6.56	6.03
Reported and adjusted efficiency ratio
Reported total revenue	D	$3,263	$3,139	$3,149	$9,583	$9,390
Pre-tax impact of items of note (1)		7	(29)	24	(50)	43
TEB		90	97	71	279	189
Adjusted total revenue (2)	E	$3,360	$3,207	$3,244	$9,812	$9,622
Reported non-interest expenses	F	$1,874	$1,821	$1,831	$5,682	$5,386
Pre-tax impact of items of note (1)		(6)	(8)	(9)	(179)	(42)
Adjusted non-interest expenses (2)	G	$1,868	$1,813	$1,822	$5,503	$5,344
Reported efficiency ratio	F/D	57.4%	58.0%	58.1%	59.3%	57.4%
Adjusted efficiency ratio (2)	G/E	55.6%	56.6%	56.1%	56.1%	55.5%
Reported and adjusted dividend payout ratio
Reported net income attributable to common shareholders	H	$865	$849	$810	$2,485	$2,352
After-tax impact of items of note (1)		53	–	25	150	82
Adjusted net income attributable to common shareholders (2)	I	$918	$849	$835	$2,635	$2,434
Dividends paid to common shareholders	J	$384	$376	$365	$1,139	$1,089
Reported dividend payout ratio	J/H	44.4%	44.2%	45.0%	45.8%	46.3%
Adjusted dividend payout ratio (2)	J/I	41.8%	44.2%	43.7%	43.2%	44.7%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
Jul. 31	Reported net income	$638	$102	$217	$(67)	$890
2013	After-tax impact of items of note (1)	16	1	6	30	53
	Adjusted net income (2)	$654	$103	$223	$(37)	$943
Apr. 30	Reported net income	$604	$92	$198	$(18)	$876
2013	After-tax impact of items of note (1)	1	1	(5)	3	–
	Adjusted net income (2)	$605	$93	$193	$(15)	$876
Jul. 31	Reported net income	$594	$76	$156	$15	$841
2012	After-tax impact of items of note (1)	2	–	19	4	25
	Adjusted net income (2)	$596	$76	$175	$19	$866

$ millions, for the nine months ended
Jul. 31	Reported net income	$1,853	$284	$506	$(79)	$2,564
2013	After-tax impact of items of note (1)	19	2	110	19	150
	Adjusted net income (2)	$1,872	$286	$616	$(60)	$2,714
Jul. 31	Reported net income	$1,717	$255	$420	$95	$2,487
2012	After-tax impact of items of note (1)	6	(34)	68	12	52
	Adjusted net income (2)	$1,723	$221	$488	$107	$2,539
(1)	Reflects impact of items of note under “Financial results” section.
(2)	Non-GAAP measure.

Strategic business units overview

CIBC has three SBUs – Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by six functional groups – Technology and Operations, Corporate Development, Finance, Treasury, Administration, and Risk Management, which form part of Corporate and Other. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting financial results of our SBUs are provided on page 22 of the 2012 Annual Report.

CIBC THIRD QUARTER 2013	9

Retail and Business Banking

Retail and Business Banking provides clients across Canada with financial advice, banking, investment, and authorized insurance products and services through a strong team of advisors and more than 1,100 branches, as well as our ABMs, mobile sales force, and telephone, online and mobile banking.

Results(1)

		For the three months ended		For the nine months ended
$ millions	2013 Jul. 31	2013 Apr. 30	2012 Jul. 31	2013 Jul. 31	2012 Jul. 31
Revenue
Personal banking	$1,672	$1,596	$1,595	$4,891	$4,693
Business banking	384	372	382	1,136	1,123
Other	58	68	108	188	302
Total revenue	2,114	2,036	2,085	6,215	6,118
Provision for credit losses	241	233	273	715	825
Non-interest expenses	1,033	1,008	1,035	3,062	3,029
Income before taxes	840	795	777	2,438	2,264
Income taxes	202	191	183	585	547
Net income	$638	$604	$594	$1,853	$1,717
Net income attributable to:
Equity shareholders (a)	$638	$604	$594	$1,853	$1,717
Efficiency ratio	48.9%	49.5%	49.7%	49.3%	49.5%
Return on equity (2)	60.5%	57.7%	60.1%	58.8%	58.7%
Charge for economic capital (2) (b)	$(132)	$(131)	$(126)	$(395)	$(381)
Economic profit (2) (a+b)	$506	$473	$468	$1,458	$1,336
Full-time equivalent employees	22,186	21,987	21,588	22,186	21,588
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $638 million, up $44 million from the same quarter last year, primarily due to a lower provision for credit losses and higher revenue.

Net income was up $34 million from the prior quarter, primarily due to higher revenue, partially offset by higher non-interest expenses.

Net income for the nine months ended July 31, 2013 was $1,853 million, up $136 million from the same period in 2012, mainly due to a lower provision for credit losses and higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $29 million or 1% from the same quarter last year.

Personal banking revenue was up $77 million, primarily due to volume growth across most products and higher fees.

Business banking revenue was up $2 million, due to higher fees and volume growth, partially offset by narrower spreads.

Other revenue was down $50 million mainly due to lower treasury allocations and lower revenue in our exited FirstLine mortgage broker business.

Revenue was up $78 million or 4% from the prior quarter.

Personal banking revenue was up $76 million, primarily due to additional days in the quarter, higher fees and volume growth, partially offset by narrower spreads.

Business banking revenue was up $12 million due to additional days in the quarter and higher fees, partially offset by narrower spreads.

Other revenue was down $10 million mainly due to lower treasury allocations.

Revenue for the nine months ended July 31, 2013 was up $97 million or 2% from the same period in 2012.

Personal banking revenue was up $198 million, primarily due to volume growth across most products, wider spreads and higher fees.

Business banking revenue was up $13 million, mainly due to volume growth and higher fees, partially offset by narrower spreads.

Other revenue was down $114 million due to lower treasury allocations and lower revenue in our exited FirstLine mortgage broker business.

Provision for credit losses

Provision for credit losses was down $32 million from the same quarter last year, mainly due to lower write-offs in the cards portfolio and lower losses in the business lending portfolio, partially offset by a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios, shown as an item of note.

Provision for credit losses was up $8 million from the prior quarter, mainly due to the charge resulting from a revision of estimated loss parameters noted above, partially offset by lower losses in the personal lending portfolio.

Provision for credit losses for the nine months ended July 31, 2013 was down $110 million from the same period in 2012, mainly due to lower write-offs and bankruptcies in the cards portfolio, partially offset by the charge resulting from a revision of estimated loss parameters noted above.

10	CIBC THIRD QUARTER 2013

Non-interest expenses

Non-interest expenses were comparable with the same quarter last year.

Non-interest expenses were up $25 million or 2% from the prior quarter, primarily due to additional days in the quarter and higher employee-related compensation.

Non-interest expenses for the nine months ended July 31, 2013 were up $33 million or 1% from the same period in 2012, primarily due to higher employee-related compensation relating to an increased number of client-facing employees, and increased spending on strategic business initiatives.

Income taxes

Income taxes were up $19 million from the same quarter last year, up $11 million from the prior quarter, and up $38 million from the same period in 2012, primarily due to higher income.

Aeroplan Agreement

On August 12, 2013, CIBC announced that it had formally advised Aimia Canada Inc. (Aimia) that the proposed agreement between Aimia and The Toronto-Dominion Bank (TD) and notice thereof that Aimia provided to CIBC on June 26, 2013 was not valid because it failed to comply with Aimia’s obligations to CIBC under its existing credit card agreement with CIBC, which expires on December 31, 2013, in that it was structured in a way that nullified CIBC’s right of first refusal and ability to match.

CIBC also announced on August 12, 2013 that notwithstanding the above, there are ongoing discussions among CIBC, TD, and Aimia about a broad framework that would see CIBC sell approximately 50% of the current Aerogold portfolio to TD with the accounts being divested consisting primarily of credit card only clients. Consistent with its strategy to invest in and deepen client relationships, CIBC would retain the Aerogold credit card accounts held by clients with broader banking relationships.

While the original August 26, 2013 target date to reach an agreement, complete due diligence and finalize definitive documentation was not met, the parties continue to work towards reaching an agreement. The parties will make an announcement when an agreement has been reached or when the discussions have concluded without an agreement. There can be no assurances that an agreement will be reached. In the event an agreement is not reached, CIBC retains its rights to exercise its legal options under the provisions of its existing contract with Aimia.

CIBC branded Aerogold credit cards currently account for approximately $6 billion of CIBC’s outstanding cards receivables and generated approximately $0.95 of EPS for the 12 months ended July 31, 2013.

CIBC THIRD QUARTER 2013	11

Wealth Management

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through nearly 1,500 advisors across Canada.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2013 Jul. 31	2013 Apr. 30	2012 Jul. 31	2013 Jul. 31	2012 Jul. 31
Revenue
Retail brokerage	$267	$262	$246	$788	$758
Asset management	159	153	130	456	422
Private wealth management	32	28	25	89	74
Total revenue	458	443	401	1,333	1,254
Non-interest expenses	325	323	299	963	924
Income before taxes	133	120	102	370	330
Income taxes	31	28	26	86	75
Net income	$102	$92	$76	$284	$255
Net income attributable to:
Equity shareholders (a)	$102	$92	$76	$284	$255
Efficiency ratio	71.0%	72.7%	74.6%	72.2%	73.7%
Return on equity (2)	21.4%	19.9%	17.4%	20.2%	20.1%
Charge for economic capital (2) (b)	$(58)	$(57)	$(55)	$(173)	$(159)
Economic profit (2) (a+b)	$44	$35	$21	$111	$96
Full-time equivalent employees	3,837	3,792	3,708	3,837	3,708
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $102 million, up $26 million or 34% from the same quarter last year, and up $10 million or 11% from the prior quarter, primarily due to higher revenue, partially offset by higher non-interest expenses.

Net income for the nine months ended July 31, 2013 was $284 million, up $29 million or 11% compared to the same period in 2012, primarily due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $57 million or 14% compared to the same quarter last year.

Retail brokerage revenue was up $21 million, mainly due to higher fee-based and commission revenue.

Asset management revenue was up $29 million, primarily due to higher client assets under management driven by market appreciation and higher net sales of long-term mutual funds, and higher contribution from our equity-accounted investment in ACI.

Private wealth management revenue was up $7 million, mainly due to higher assets under management driven by client growth, including the impact of the acquisition of the MFS McLean Budden private wealth management business in September 2012.

Revenue was up $15 million or 3% from the prior quarter.

Retail brokerage revenue was up $5 million, primarily due to higher fee-based revenue.

Asset management revenue was up $6 million, primarily due to higher contribution from the equity-accounted investment noted above.

Private wealth management revenue was up $4 million, mainly due to higher assets under management.

Revenue for the nine months ended July 31, 2013 was up $79 million or 6% from the same period in 2012.

Retail brokerage revenue was up $30 million, primarily due to higher fee-based and commission revenue.

Asset management revenue was up $34 million, primarily due to higher client assets under management driven by market appreciation and higher net sales of long-term mutual funds, and higher contribution from the equity-accounted investment noted above. The prior year period included a gain relating to this equity-accounted investment, shown as an item of note.

Private wealth management revenue was up $15 million, mainly due to higher assets under management, including the impact of the acquisition noted above.

Non-interest expenses

Non-interest expenses were up $26 million or 9% from the same quarter last year, up $2 million or 1% from the prior quarter, and up $39 million or 4% from the same nine month period in 2012, primarily due to higher performance-based compensation.

Income taxes

Income taxes were up $5 million from the same quarter last year and up $3 million from the prior quarter mainly due to higher income.

Income taxes for the nine months ended July 31, 2013 were up $11 million from the same period in 2012, mainly due to the impact of a lower tax rate on the prior year gain discussed above and higher income in the current year period.

12	CIBC THIRD QUARTER 2013

Wholesale Banking

Wholesale Banking provides a wide range of credit, capital markets, investment banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2013 Jul. 31	2013 Apr. 30	2012 Jul. 31	2013 Jul. 31	2012 Jul. 31
Revenue
Capital markets	$349	$312	$308	$989	$900
Corporate and investment banking	243	226	223	682	595
Other	4	42	(4)	68	(10)
Total revenue (2)	596	580	527	1,739	1,485
Provision for credit losses	14	21	34	45	76
Non-interest expenses	303	299	284	1,047	852
Income before taxes	279	260	209	647	557
Income taxes (2)	62	62	53	141	137
Net income	$217	$198	$156	$506	$420
Net income attributable to:
Equity shareholders (a)	$217	$198	$156	$506	$420
Efficiency ratio (2)	50.9%	51.5%	53.8%	60.2%	57.4%
Return on equity (3)	38.7%	38.6%	27.9%	31.1%	26.5%
Charge for economic capital (3) (b)	$(70)	$(64)	$(70)	$(202)	$(201)
Economic profit (3) (a+b)	$147	$134	$86	$304	$219
Full-time equivalent employees	1,302	1,245	1,274	1,302	1,274
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $90 million for the quarter ended July 31, 2013 (April 30, 2013: $97 million; July 31, 2012: $71 million) and $279 million for the nine months ended July 31, 2013 (July 31, 2012: $189 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $217 million, up $61 million from the same quarter last year, and up $19 million from the prior quarter, mainly due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.

Net income for the nine months ended July 31, 2013 was $506 million, up $86 million from the same period in 2012, mainly due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.

Revenue

Revenue was up $69 million or 13% from the same quarter last year.

Capital markets revenue was up $41 million, primarily due to higher revenue from equity derivatives trading and a higher reversal of credit valuation adjustments (CVA) against credit exposures to derivative counterparties (other than financial guarantors).

Corporate and investment banking revenue was up $20 million mainly due to higher corporate credit products and equity new issuance revenue, partially offset by lower investment portfolio gains.

Other revenue was up $8 million, primarily due to lower losses in the structured credit run-off business, partially offset by lower revenue from other exited portfolios.

Revenue was up $16 million or 3% from the prior quarter.

Capital markets revenue was up $37 million, mainly due to higher debt issuance revenue and a higher CVA reversal noted above.

Corporate and investment banking revenue was up $17 million, primarily due to higher corporate credit products revenue, partially offset by lower revenue in U.S. real estate finance.

Other revenue was down $38 million from the prior quarter, primarily due to losses in the structured credit run-off business compared with revenue in the prior quarter.

Revenue for the nine months ended July 31, 2013 was up $254 million or 17% from the same period in 2012.

Capital markets revenue was up $89 million, mainly due to higher revenue from equity derivatives trading and a higher CVA reversal noted above, partially offset by lower fixed income trading revenue.

Corporate and investment banking revenue was up $87 million, primarily due to higher revenue from corporate credit products.

Other revenue was up $78 million primarily due to revenue in the structured credit run-off business compared with losses in the prior year period. The prior year period included the hedge accounting loss on leveraged leases shown as an item of note.

Provision for credit losses

Provision for credit losses was down $20 million from the same quarter last year, due to lower losses in the U.S. real estate finance and Canadian credit portfolios, partially offset by higher losses in the exited European leveraged finance portfolio.

Provision for credit losses was down $7 million from the prior quarter, mainly due to lower losses in the U.S. real estate finance and exited European leveraged finance portfolios.

Provision for credit losses for the nine months ended July 31, 2013 was down $31 million from the same period in 2012, mainly due to lower losses in the U.S. real estate finance portfolio, partially offset by higher losses in the exited European leveraged finance portfolio.

CIBC THIRD QUARTER 2013	13

Non-interest expenses

Non-interest expenses were up $19 million or 7% from the same quarter last year, and up $4 million or 1% from the prior quarter, mainly due to higher performance-based compensation.

Non-interest expenses for the nine months ended July 31, 2013 were up $195 million or 23% from the same period in 2012, primarily due to higher expenses in the structured credit run-off business related to the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. in the current year period, and higher performance-based compensation.

Income taxes

Income taxes for the quarter were $9 million higher than the same quarter last year, primarily due to higher income.

Income taxes were comparable with the prior quarter.

Income taxes for the nine months ended July 31, 2013 were $4 million higher than the same period in 2012. The impact of higher income was largely offset by the impact of changes in the proportion of income earned in jurisdictions with varying rates of income tax.

Structured credit run-off business

The results of the structured credit run-off business are included in the Wholesale Banking SBU.

Results

	For the three months ended			For the nine months ended
$ millions	2013 Jul. 31	2013 Apr. 30	2012 Jul. 31	2013 Jul. 31	2012 Jul. 31
Net interest income (expense)	$(15)	$(9)	$(16)	$(38)	$(48)
Trading income (loss)	12	35	(6)	65	4
Designated at fair value (FVO) losses	(3)	(3)	(3)	(9)	(11)
Other income (loss)	(1)	6	1	10	3
Total revenue	(7)	29	(24)	28	(52)
Non-interest expenses	1	2	2	157	19
Income (loss) before taxes	(8)	27	(26)	(129)	(71)
Income taxes	(2)	7	(7)	(34)	(19)
Net income (loss)	$(6)	$20	$(19)	$(95)	$(52)

Net loss for the quarter was $6 million (US$5 million), compared with $19 million (US$18 million) for the same quarter last year and net income of $20 million (US$20 million) for the prior quarter. The net loss for the nine months ended July 31, 2013 was $95 million (US$95 million) compared to $52 million (US$51 million) for the same period in 2012.

Net loss for the quarter was mainly due to net interest expense, partially offset by gains on unhedged positions and a reduction in CVA relating to financial guarantors.

Position summary

The following table summarizes our positions within our structured credit run-off business:

US$ millions, as at July 31, 2013		Investments and loans (1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties
	Notional	Fair value of trading, AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA
USRMM – CDO	$–	$–	$–	$–	$251	$191	$–	$–	$251	$191
CLO	2,890	1	2,800	2,813	2,730	62	4,939	86	185	5
Corporate debt	–	–	–	–	4,823	24	–	–	4,823	27
Other	764	503	46	45	547	45	221	14	12	1
	$3,654	$504	$2,846	$2,858	$8,351	$322	$5,160	$100	$5,271	$224
October 31, 2012	$4,742	$564	$3,731	$3,749	$9,035	$455	$6,492	$269	$5,926	$316
(1)	Excluded from the table above are equity and surplus note AFS securities that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors. The equity securities had a carrying value of US$8 million (October 31, 2012: US$9 million) and the surplus notes had a notional value of US$140 million (October 31, 2012: US$140 million) and a carrying value of US$13 million (October 31, 2012: US$12 million).

14	CIBC THIRD QUARTER 2013

USRMM – collateralized debt obligation (CDO)

Our net USRMM position, consisting of a written credit derivative, amounted to US$60 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of senior tranches of CLOs backed by diversified pools of primarily U.S. (62%) and European-based (37%) senior secured leveraged loans. As at July 31, 2013, approximately 23% of the total notional amount of the CLO tranches was rated equivalent to AAA, 70% was rated between the equivalent of AA+ and AA-, and the remainder was the equivalent of A. As at July 31, 2013, approximately 16% of the underlying collateral was rated equivalent to BB- or higher, 55% was rated between the equivalent of B+ and B-, 6% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 2.2 years and average subordination of 30%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the remaining 41 month term of the contract. On this reference portfolio, we have sold protection to an investment dealer.

Other

Our significant positions in the Investments and loans section within Other, as at July 31, 2013, include:

•	Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$282 million and a fair value of US$245 million, tracking notes classified as AFS with a notional value of US$6 million and a fair value of US$2 million, and loans with a notional value of US$58 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring;
•	US$176 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$146 million;
•	US$129 million notional value of CDO trading securities with collateral consisting of high-yield corporate debt portfolios with a fair value of US$104 million; and
•	US$50 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$46 million and carrying value of US$45 million.

Our significant positions in the Written credit derivatives, liquidity and credit facilities section within Other, as at July 31, 2013, include:

•	US$263 million notional value of written protection with a fair value of US$43 million, on inflation-linked notes, and CDO tranches with collateral consisting of non-U.S. residential mortgage-backed securities and TruPs; and
•	US$231 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s (S&P) and/or Moody’s Investors Service (Moody’s)), and the underlying referenced assets. Excluded from the table below are certain performing loans and tranched securities positions in our continuing businesses, with a total notional amount of approximately US$45 million, which are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties
US$ millions, as at July 31, 2013	CLO	Corporate debt	CDO – USRMM	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors (1)
Investment grade	$2,892	$–	$–	$37	$–	$2,929	$77	$(12)	$65
Non-investment grade	75	–	–	150	–	225	23	(14)	9
Unrated	1,972	–	–	34	–	2,006	44	(18)	26
	4,939	–	–	221	–	5,160	144	(44)	100
Other counterparties (1)
Investment grade	185	10	251	12	–	458	196	1	197
Unrated	–	4,813	–	–	–	4,813	27	–	27
	185	4,823	251	12	–	5,271	223	1	224
	$5,124	$4,823	$251	$233	$–	$10,431	$367	$(43)	$324
October 31, 2012	$6,284	$4,968	$298	$356	$512	$12,418	$692	$(107)	$585
(1)	In cases where one credit rating agency does not provide a rating, the classification in the table is based on the rating provided by the other agency. Where ratings differ between agencies, we use the lower rating.

The unrated other counterparties is primarily one Canadian conduit. The conduit is in compliance with collateral posting arrangements and has posted collateral exceeding current market exposure. The fair value of the collateral as at July 31, 2013 was US$297 million relative to US$27 million of net exposure.

Lehman Brothers bankruptcy proceedings

During the quarter ended January 31, 2013, CIBC recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note as further detailed in Note 23 of the 2012 consolidated financial statements.

CIBC THIRD QUARTER 2013	15

Corporate and Other

Corporate and Other includes the six functional groups – Technology and Operations, Corporate Development, Finance, Treasury, Administration, and Risk Management – that support CIBC’s SBUs. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2013 Jul. 31	2013 Apr. 30	2012 Jul. 31	2013 Jul. 31	2012 Jul. 31
Revenue
International banking	$142	$140	$146	$445	$433
Other	(47)	(60)	(10)	(149)	100
Total revenue (2)	95	80	136	296	533
Provision for credit losses	65	11	10	90	62
Non-interest expenses	213	191	213	610	581
Loss before taxes	(183)	(122)	(87)	(404)	(110)
Income taxes (2)	(116)	(104)	(102)	(325)	(205)
Net income (loss)	$(67)	$(18)	$15	$(79)	$95
Net income (loss) attributable to:
Non-controlling interests	$–	$2	$2	$4	$6
Equity shareholders	(67)	(20)	13	(83)	89
Full-time equivalent employees	16,191	16,033	15,810	16,191	15,810
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	TEB adjusted. See footnote 2 in “Wholesale Banking” section for additional details.

Financial overview

Net loss for the quarter was $67 million, compared to net income of $15 million for the same quarter last year, mainly due to a higher provision for credit losses and lower revenue.

Net loss for the quarter was up $49 million from the prior quarter, mainly due to a higher provision for credit losses and higher non-interest expenses, partially offset by higher revenue.

Net loss for the nine months ended July 31, 2013 was $79 million, compared to net income of $95 million for the same period in 2012, mainly due to lower revenue, and higher non-interest expenses and provision for credit losses.

Revenue

Revenue was down $41 million or 30% from the same quarter last year.

International banking revenue was down $4 million, as the same quarter last year included revenue from our private wealth management (Asia) business which was sold in the first quarter of 2013.

Other revenue was down $37 million mainly due to lower unallocated treasury revenue.

Revenue was up $15 million or 19% from the prior quarter.

International banking revenue was comparable with the prior quarter.

Other revenue was up $13 million primarily due to higher revenue from equity-accounted investments, and a lower TEB adjustment.

Revenue for the nine months ended July 31, 2013 was down $237 million or 44% from the same period in 2012.

International banking revenue was up $12 million, primarily due to a gain on sale of the private wealth management business shown as an item of note in the current year period.

Other revenue was down $249 million primarily due to lower unallocated treasury revenue and a higher TEB adjustment.

Provision for credit losses

Provision for credit losses was up $55 million from the same quarter last year, mainly due to an increase in the collective allowance, which includes $56 million of estimated credit losses relating to the Alberta floods, shown as an item of note.

Provision for credit losses was up $54 million from the prior quarter, mainly due to the increase in the collective allowance noted above.

Provision for credit losses for the nine months ended July 31, 2013 was up $28 million from the same period in 2012, mainly due to the increase in the collective allowance noted above, partially offset by lower losses in CIBC FirstCaribbean.

Non-interest expenses

Non-interest expenses were comparable with the same quarter last year.

Non-interest expenses were up $22 million or 12% from the prior quarter, mainly due to higher unallocated corporate support costs.

Non-interest expenses for the nine months ended July 31, 2013 were up $29 million or 5% from the same period in 2012, mainly due to higher unallocated corporate support costs.

Income taxes

Income tax benefit was up $14 million from the same quarter last year, primarily due to a higher TEB adjustment and higher losses before taxes. The prior year quarter included a write-up of deferred tax assets owing to higher Ontario tax rates that were enacted that quarter.

Income tax benefit was up $12 million from the prior quarter, primarily due to higher losses before taxes, partially offset by a lower TEB adjustment.

Income tax benefit for the nine months ended July 31, 2013 was up $120 million from the same period in 2012, primarily due to a higher TEB adjustment and higher losses before taxes.

16	CIBC THIRD QUARTER 2013

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at	2013 Jul. 31	2012 Oct. 31
Assets
Cash and deposits with banks	$8,364	$4,727
Securities	68,087	65,334
Securities borrowed or purchased under resale agreements	31,535	28,474
Loans and acceptances, net of allowance	254,221	252,732
Derivative instruments	20,715	27,039
Other assets	14,625	15,079
	$397,547	$393,385
Liabilities and equity
Deposits	$311,490	$300,344
Capital Trust securities	1,632	1,678
Obligations related to securities lent or sold short or under repurchase agreements	21,299	21,259
Derivative instruments	20,476	27,091
Other liabilities	20,514	21,152
Subordinated indebtedness	4,218	4,823
Equity	17,918	17,038
	$397,547	$393,385

Assets

As at July 31, 2013, total assets were up $4.2 billion or 1% from October 31, 2012.

Cash and deposits with banks increased by $3.6 billion or 77%, mostly due to higher treasury deposit placements.

Securities increased by $2.8 billion or 4%. The main increase was in trading securities of $2.6 billion, primarily due to higher corporate equities and corporate debt. AFS securities were comparable as higher corporate debt and mortgage-backed securities were largely offset by lower government issued or guaranteed securities.

Securities borrowed or purchased under resale agreements increased $3.1 billion or 11%, primarily due to client-driven activities.

Net loans and acceptances increased by $1.5 billion or 1%. Residential mortgages were down $693 million, primarily due to attrition in our FirstLine mortgage broker business, largely offset by new mortgage originations through CIBC channels. Personal loans were down $772 million and credit card loans were down $282 million, primarily due to net repayments. Business and government loans and acceptances were up $3.2 billion, largely due to growth in our Canadian lending portfolio.

Derivative instruments decreased by $6.3 billion or 23%, largely driven by interest rate derivatives valuation.

Other assets decreased $454 million or 3%, mainly due to a decrease in collateral pledged for derivatives-related transactions, partially offset by an increase in income taxes receivable as a result of payments made during the year.

Liabilities

As at July 31, 2013, total liabilities were up $3.3 billion or 1% from October 31, 2012.

Deposits increased by $11.1 billion or 4%, primarily driven by funding and retail volume growth. Further details on the composition of deposits are provided in Note 6 to the interim consolidated financial statements.

Derivative instruments decreased by $6.6 billion or 24%, largely driven by interest rate derivatives valuation.

Other liabilities decreased by $638 million or 3%, mainly due to a decrease in collateral received for derivatives-related transactions.

Subordinated indebtedness decreased by $605 million or 13%, primarily due to redemptions during the year. See the “Significant capital management activity” section below for additional details.

Equity

As at July 31, 2013, equity increased by $880 million or 5% from October 31, 2012, primarily due to a net increase in retained earnings and the issuance of common shares pursuant to the stock option and employee share purchase plans, offset in part by common shares purchased for cancellation, as explained in the “Significant capital management activity” section below.

Capital resources

We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details on capital resources, see pages 35 to 39 of the 2012 Annual Report.

Domestic implementation of Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI.

In order to promote a more resilient banking sector and strengthen capital markets, the BCBS developed significant enhancements and capital reforms referred to as Basel III. The most significant aspects of the reforms are measures to improve the quality of capital and increase capital requirements for the global financial system. These measures, including changes to the determination of RWAs, are discussed further on page 37 of the 2012 Annual Report. On December 10, 2012, OSFI issued revised guidelines for capital adequacy in Canada which incorporate the adoption of Basel III.

OSFI expects all institutions to have established target capital ratios that meet or exceed the 2019 all-in minimum ratios plus a conservation buffer (which can only be met with CET1 capital) by the first quarter of 2013. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Details of the OSFI target capital ratio requirements appear in the table below. These targets may be higher for certain institutions or groups of institutions if OSFI feels the circumstances warrant it.

On March 26, 2013, OSFI released its guidance on domestic systemically important banks (DSIBs) and the associated capital surcharge. CIBC is considered to be a DSIB in Canada along with the Bank of Montreal, the Bank of Nova Scotia, the National Bank of Canada, the Royal Bank of Canada, and the Toronto-Dominion Bank. DSIBs will be subject to a 1% CET1 surcharge commencing January 1, 2016.

CIBC THIRD QUARTER 2013	17

Following a previous deferral of CVA-related capital charges, on August 21, 2013, OSFI advised that the charge will now be phased-in over a five-year period beginning January 1, 2014. OSFI has also provided two options for calculating the CVA RWA for purposes of the CET1, Tier 1 and Total Capital ratios during 2014-2018.

Our target capital ratio requirements are determined by OSFI. A comparison of the BCBS transitional capital ratio requirements and the OSFI all-in target capital ratio requirements is as follows:

Transitional basis (BCBS)	All-in basis (OSFI)

CET1 includes common shares, retained earnings and AOCI (excluding AOCI relating to cash flow hedges), less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, assets related to defined benefit pension plans, and certain investments. Additional Tier 1 capital primarily includes preferred shares and innovative Tier 1 notes, and Tier 2 capital consists primarily of subordinated debentures, subject to phase-out rules.

Basel leverage ratio requirement

The Basel III capital reforms included a non-risk based capital metric, the leverage ratio, to supplement risk-based capital requirements. On June 26, 2013, the BCBS issued a consultative document for comment which provided clarification of the leverage ratio requirements published in the Basel III document dated December 2010 (as revised June 2011). The ratio is defined as the Capital Measure (Tier 1 capital) divided by the Exposure Measure. The Exposure Measure includes on-balance sheet assets, excluding those deducted from Tier 1 capital, derivative exposures, secured financing transaction exposures and other off- balance sheet exposures, such as credit commitments and direct credit substitutes. Derivative exposures include the replacement cost (i.e. the mark-to-market (MTM) value where positive) and potential future exposure.

The BCBS requires banks to calculate and disclose their leverage ratio under a common methodology beginning in 2015. The proposal states that the BCBS will continue to test whether a minimum requirement of 3% for the leverage ratio is appropriate. Any final adjustments to the rule will be made by 2017, for implementation on January 1, 2018.

Pending review of the final leverage requirements that will be developed by the BCBS for implementation in 2018, OSFI expects institutions to continue to meet the current assets-to-capital (ACM) multiple test and to operate at or below their authorized multiple.

Continuous enhancement to risk-based capital requirements

The BCBS continues to propose changes to the existing risk-based capital requirements with the objective of clarifying and increasing the capital requirements for certain business activities. Since the start of the fiscal year, the BCBS has published a series of consultative documents for comment. No implementation dates have been set for the recently published proposals, which include: “Revisions to the Basel Securitization Framework”, “Recognising the cost of credit protection purchased”, “The non-internal model method for capitalizing counterparty credit risk exposures”, “Capital treatment of bank exposures to central counterparties“, and “Capital requirements for banks’ equity investments in funds”.

18	CIBC THIRD QUARTER 2013

Regulatory capital

Our capital ratios and ACM are presented in the following table:

$ millions, as at	2013 Jul. 31 (1)	2013 Apr. 30 (1)	2012 Oct. 31 (1)
Basel III - Transitional basis
CET1 capital	$16,218	$15,871	n/a
Tier 1 capital	17,412	17,070	n/a
Total capital	21,251	20,992	n/a
RWA	152,176	138,256	n/a
CET1 ratio	10.7%	11.5%	n/a
Tier 1 capital ratio	11.4%	12.4%	n/a
Total capital ratio	14.0%	15.2%	n/a
ACM	18.1	x	18.0	x	n/a
Basel III - All-in basis
CET1 capital	$12,483	$12,260	n/a
Tier 1 capital	15,578	15,357	n/a
Total capital	19,661	19,471	n/a
RWA	133,994	125,938	n/a
CET1 ratio	9.3%	9.7%	n/a
Tier 1 capital ratio	11.6%	12.2%	n/a
Total capital ratio	14.7%	15.5%	n/a
Basel II
Tier 1 capital	n/a	n/a	$15,940	(2)
Total capital	n/a	n/a	19,924	(2)
RWA	n/a	n/a	115,229
Tier 1 capital ratio	n/a	n/a	13.8%
Total capital ratio	n/a	n/a	17.3%
ACM	n/a	n/a	17.4	x
(1)	Capital measures for fiscal year 2013 are based on Basel III whereas fiscal year 2012 measures are based on Basel II.
(2)	Incorporates OSFI’s IFRS transitional relief election.
n/a	Not applicable.

Effective in the first quarter of 2013, regulatory capital requirements are based on the Basel III methodology, while requirements for the fourth quarter of 2012 were determined on a Basel II basis. As a result of the change in methodology, the regulatory capital information at October 31, 2012 is not comparable with capital ratios reported in 2013.

All-in basis

On an all-in basis under Basel III, the CET1 ratio decreased by 0.4% from April 30, 2013 to July 31, 2013. The increase in CET1 capital due to internal capital generation, net of increased regulatory capital deductions, was offset by an increase in RWAs of approximately $8 billion during the quarter.

Approximately 40% of the RWA growth over the quarter occurred due to normal business growth, primarily driven by an increase in corporate credit products, as well as growth across other Wholesale Banking businesses. Additional RWA growth was due to a number of model parameter updates for various lines of businesses, which occur from time to time in the ordinary course of business.

The ACM increased 0.1 times from April 30, 2013. The favourable impact of an increase in capital for ACM purposes and a reduction in off-balance sheet assets was offset by higher on-balance sheet assets and lower adjustments (deductions) from assets for the ACM this quarter.

Significant capital management activity

Subordinated debt

On June 6, 2013, we redeemed all $550 million of our 5.15% Medium Term Notes (subordinated indebtedness) due June 6, 2018. In accordance with their terms, the Medium Term Notes were redeemed at 100% of their principal value, and accrued but unpaid interest.

During the second quarter of 2013, we purchased and cancelled $8 million (US $8 million) of our floating rate Debentures (subordinated indebtedness) due August 31, 2085, and $10 million (US $10 million) of our floating rate Debentures (subordinated indebtedness) due July 31, 2084.

Normal course issuer bid

Subject to the approval of the Toronto Stock Exchange, we intend to purchase for cancellation up to a maximum of 8 million or approximately 2% of our outstanding common shares, under a normal course issuer bid, over the next 12 months.

During the six months ended April 30, 2013, we purchased and cancelled 5,808,331 common shares at an average price of $81.77 for a total amount of $475 million. This completed the purchase of all shares pursuant to the normal course issuer bid announced on August 30, 2012.

Dividends

On May 29, 2013, the Board of Directors approved an increase in our quarterly common share dividend from $0.94 per share to $0.96 per share for the quarter ended July 31, 2013.

CIBC THIRD QUARTER 2013	19

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets with the exception of the commercial mortgage securitization trust.

CIBC-sponsored conduits

We sponsor a single-seller conduit and several multi-seller conduits (collectively, the conduits) in Canada.

As at July 31, 2013, the underlying collateral for various asset types in our multi-seller conduits amounted to $2.6 billion (October 31, 2012: $1.6 billion). The estimated weighted-average life of these assets was 1.2 years (October 31, 2012: 9 months). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $72 million (October 31, 2012: $23 million). Our committed backstop liquidity facilities to these conduits were $3.5 billion (October 31, 2012: $2.2 billion). We also provided credit facilities of $30 million (October 31, 2012: $30 million) to these conduits as at July 31, 2013.

We participated in a syndicated facility for a 3-year commitment of $575 million to our single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment was $110 million (October 31, 2012: $110 million). As at July 31, 2013, we funded $81 million (October 31, 2012: $80 million) through the issuance of bankers’ acceptances.

$ millions, as at	2013 Jul. 31			2012 Oct. 31
	Investment and loans (1)	Undrawn liquidity and credit facilities	Written credit derivatives (2)	Investment and loans (1)	Undrawn liquidity and credit facilities	Written credit derivatives (2)
CIBC sponsored conduits	$153	$2,487	$–	$103	$1,554	$–
CIBC structured CDO vehicles	186	42	164	232	40	207
Third-party structured vehicles
Structured credit run-off	3,726	241	3,173	4,313	333	4,382
Continuing	580	27	–	1,004	23	–
Pass-through investment structures	3,272	–	–	2,182	–	–
Commercial mortgage securitization trust	2	–	–	1	–	–
(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae). $3.2 billion (October 31, 2012: $3.7 billion) of the exposures related to CIBC-structured vehicles and third-party structured vehicles – structured credit run-off were hedged.
(2)	The negative fair value recorded on the interim consolidated balance sheet was $417 million (October 31, 2012: $1.2 billion). Notional of $3.0 billion (October 31, 2012: $3.3 billion) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $242 million (October 31, 2012: $307 million). An additional notional of $173 million (October 31, 2012: $1.0 billion) was hedged through a limited recourse note. Accumulated fair value losses were $19 million (October 31, 2012: $26 million) on unhedged written credit derivatives.

Additional details of our structured entities are provided in Note 5 to the interim consolidated financial statements. Details of our other off-balance sheet arrangements are provided on pages 39 to 41 of the 2012 Annual Report.

20	CIBC THIRD QUARTER 2013

Management of risk

Our approach to management of risk, and our governance structure, have not changed significantly from that described on pages 42 to 68 of the 2012 Annual Report. Certain disclosures in this section have been shaded as they are required under IFRS 7 “Financial Instruments – Disclosures” and form an integral part of the interim consolidated financial statements.

Risk overview

Our objective is to balance the level of risk with our business objectives for growth and profitability in order to achieve consistent and sustainable performance over the long term, while remaining within our risk appetite. Our risk appetite is defined through our risk appetite statement, established by management and approved by the Board of Directors on an annual basis. It is supplemented by risk management policies and limits, as well as processes, controls, systems and procedures designed to ensure we operate within our risk appetite. Key risk management policies and limits are reviewed by applicable management committees annually, and require the approval of the Board and/or its committees. Further details on the Board and management committees, as applicable to the management of risk, are provided on pages 42 and 43 of the 2012 Annual Report.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and risk management strategies across the organization.

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May, 2012. The stated goal of the EDTF is to improve the quality, comparability and transparency of risk disclosures. On October 29, 2012 the EDTF released its report “Enhancing the Risk Disclosures of Banks”, which included thirty-two disclosure recommendations, principally in the areas of risk governance, credit risk, market risk, liquidity risk and capital adequacy.

We are in the process of implementing these recommendations and note that some have already been embodied in fiscal 2012 and interim fiscal 2013 disclosures, and the remainder are intended to be in place by the end of fiscal 2013.

Credit risk

Credit risk primarily arises from our direct lending, trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Exposure to credit risk

$ millions, as at	2013 Jul. 31	2012 Oct. 31
Business and government portfolios-advanced internal ratings-based (AIRB) approach
Drawn	$82,450	$75,666
Undrawn commitments	35,205	33,208
Repo-style transactions	50,785	56,938
Other off-balance sheet	58,443	52,322
Over-the-counter (OTC) derivatives	13,726	14,426
Gross exposure at default (EAD) on business and government portfolios	240,609	232,560
Less: repo collateral	41,358	48,152
Net EAD on business and government portfolios	199,251	184,408
Retail portfolios-AIRB approach
Drawn	193,725	194,586
Undrawn commitments	62,148	69,778
Other off-balance sheet	377	370
Gross EAD on retail portfolios	256,250	264,734
Standardized portfolios	11,935	11,808
Securitization exposures	17,719	19,003
Gross EAD	$526,513	$528,105
Net EAD	$485,155	$479,953

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages and personal loans and lines secured by residential property (HELOC). This portfolio is low risk as we have a first charge on the majority of the properties, and second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

Under the Bank Act, banks are limited to providing residential real estate loans of no more than 80% of the collateral value. An exception is made for loans with a higher loan-to-value (LTV) ratio if they are insured by either CMHC or a private mortgage insurer. Mortgage insurance protects banks from the risk of default by the borrower, over the term of the coverage. Private mortgage insurers are subject to regulatory capital requirements, which aim to ensure that they are well capitalized. If a private mortgage insurer becomes insolvent, the Government of Canada has, provided certain conditions are met, obligations in respect of policies underwritten by certain insolvent private mortgage insurers as more fully described in the recently enacted Protection of Residential Mortgage or Hypothecary Insurance Act (PRMHIA). There is a possibility that losses could be incurred in respect of insured mortgages if, among other things, CMHC or the applicable private mortgage insurer denies a claim, or further, if a private mortgage insurer becomes insolvent and either the conditions under the PRMHIA are not met or the Government of Canada denies the claim. No material losses are expected in the mortgage portfolio.

CIBC THIRD QUARTER 2013	21

The following table provides details on our Canadian residential mortgage and HELOC portfolios:

	Residential mortgages				HELOC (1)		Total
$ billions, as at July 31, 2013	Insured (2)		Uninsured		Uninsured		Insured (2)		Uninsured
Ontario	$46.6	70%	$19.8	30%	$9.4	100%	$46.6	61%	$29.2	39%
British Columbia	19.4	67	9.4	33	4.0	100	19.4	59	13.4	41
Alberta	17.4	76	5.7	24	2.9	100	17.4	67	8.6	33
Quebec	7.9	75	2.6	25	1.4	100	7.9	66	4.0	34
Other	12.1	79	3.3	21	1.8	100	12.1	70	5.1	30
Total Canadian portfolio (3)	$103.4	72%	$40.8	28%	$19.5	100%	$103.4	63%	$60.3	37%
October 31, 2012	$109.5	76%	$34.8	24%	$20.1	100%	$109.5	67%	$54.9	33%
(1)	We did not have any insured HELOCs as at July 31, 2013 and October 31, 2012.
(2)	94% (October 31, 2012: 93%) is insured by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS.
(3)	Geographical allocation is based on the address of the property managed.

The average LTV ratios(1) for our uninsured Canadian residential mortgages and HELOCs originated during the quarter and period to date are provided in the following table. We did not acquire uninsured residential mortgages and HELOCs from a third party for the periods presented in the table below.

	For the three months ended						For the nine months ended
	2013 Jul. 31		2013 Apr. 30		2012 Jul. 31		2013 Jul. 31		2012 Jul. 31
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario	68%	67%	69%	66%	64%	64%	68%	66%	64%	63%
British Columbia	65	63	66	63	61	59	66	63	61	59
Alberta	69	66	68	65	65	63	68	65	65	62
Quebec	70	69	70	68	65	64	70	69	65	64
Other	71	70	70	68	67	65	71	68	67	63
Total Canadian portfolio (2)	68%	67%	69%	66%	64%	63%	69%	66%	64%	62%
(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated as the sum of all individual account LTVs at origination over total number of accounts.
(2)	Geographical allocation is based on the address of the property managed.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
July 31, 2013 (1)	52%	54%
October 31, 2012 (1)	52%	53%
(1)	LTV ratios for residential mortgages are calculated as the sum of all individual account LTVs at the current estimated property values over total number of accounts. The house price estimates for July 31, 2013 and October 31, 2012 are based on Teranet – National Bank National Composite House Price Index (Teranet) as of June 30, 2013 and September 30, 2012, respectively. Teranet is an independent estimate of the rate of change of Canadian home prices. The sale prices are based on the property records of public land registries. The monthly indices cover eleven Canadian metropolitan areas which are combined to form a national composite index.

The tables below summarize the remaining amortization profile of our total Canadian residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Contractual payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
As at July 31, 2013	1%	1%	3%	12%	19%	35%	28%	1%
As at October 31, 2012	1%	1%	3%	13%	21%	27%	31%	3%

Current customer payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
As at July 31, 2013	3%	7%	11%	15%	23%	27%	13%	1%
As at October 31, 2012	3%	7%	12%	16%	20%	26%	14%	2%

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at July 31, 2013, our Canadian condominium mortgages were $16.6 billion (October 31, 2012: $17.0 billion) of which 74% (October 31, 2012: 77%) were insured. Our drawn developer loans were $928 million (October 31, 2012: $701 million) or less than 2% of our business and government portfolio and our related undrawn exposure was $2.0 billion (October 31, 2012: $2.0 billion). The condominium developer exposure is diversified across 78 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as GDP, unemployment, bankruptcy rates, debt service ratios and delinquency trends, which are reflective of potential ranges of housing price declines, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to the early 1980s and early 1990s when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

22	CIBC THIRD QUARTER 2013

Counterparty credit exposure

We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 12 to the consolidated financial statements in our 2012 Annual Report.

The following table shows the rating profile of OTC derivative MTM receivables (after derivative master netting agreements, but before any collateral):

$ billions, as at	2013 Jul. 31		2012 Oct. 31
S&P rating equivalent	Exposure
AAA to BBB-	$2.82	82.0%	$5.46	81.4%
BB+ to B-	0.61	17.8	1.22	18.2
CCC+ to CCC-	0.01	0.2	0.02	0.2
Below CCC-	–	–	0.01	0.1
Unrated	–	–	0.01	0.1
	$3.44	100.0%	$6.72	100.0%

The following table provides the details of our impaired loans and allowance for credit losses:

$ millions, as at	2013 Jul. 31	2012 Oct. 31
Gross impaired loans
Consumer	$668	$739
Business and government	955	1,128
Total gross impaired loans	$1,623	$1,867
Allowance for credit losses
Consumer	$1,108	$1,121
Business and government	651	739
Total allowance for credit losses	$1,759	$1,860
Comprises:
Individual allowance for loans	$409	$475
Collective allowance for loans	1,350	1,385
Total allowance for credit losses (1)	$1,759	$1,860
(1)	Excludes allowance on undrawn credit facilities of $64 million (October 31, 2012: $56 million).

Gross impaired loans (GIL) were down $244 million or 13% from October 31, 2012. Consumer GIL was down $71 million or 10%, mainly driven by write-offs of impaired accounts from a revision of estimated loss parameters on our unsecured personal lending portfolios. Business and government GIL was down $173 million or 15%, attributable to the decreases in the sectors of transportation, oil and gas, and real estate and construction.

The total allowance for credit losses was down $101 million or 5% from October 31, 2012. Canadian and U.S. allowances for credit losses comprise 72% and 7%, respectively, of the total allowance. The collectively assessed allowance was down $35 million or 3%, due to an improvement in the cards portfolio, and a decrease resulting from a revision of estimated loss parameters and related write-offs of impaired accounts on our unsecured personal lending portfolios, partially offset by an increase for estimated credit losses relating to the Alberta floods. The individually assessed allowance was down $66 million or 14%, attributable to the reduction in gross impaired loans as noted above.

For details on the provision for credit losses, see the “Overview” section.

Exposure to certain countries and regions

Several European countries, especially Greece, Ireland, Italy, Portugal, and Spain, have continued to experience credit concerns. The following tables provide our exposure to these and other European countries, both within and outside the Eurozone. Except as noted in our indirect exposures section below, we do not have any other exposure through our special purpose entities (SPEs) to the countries included in the tables below.

We do not have a material exposure to the countries in the Middle East and North Africa that have either experienced or may be at risk of unrest. These countries include Algeria, Bahrain, Egypt, Jordan, Lebanon, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia, and Yemen.

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of allowances, if any), deposits with banks (stated at amortized cost net of allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of allowances, if any) and sold credit default swap (CDS) contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions(1) (stated at fair value). Of our total direct exposures to Europe, approximately 96% (October 31, 2012: 98%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

(1)	Comprises securities purchased and sold under repurchase agreements for cash collateral; securities borrowed and lent for cash collateral; and securities borrowed and lent for securities collateral.

CIBC THIRD QUARTER 2013	23

The following tables provide a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at July 31, 2013	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$–	$–	$–	$–	$–		$–	$–
Belgium	4	–	11	15	–		–	–
Finland	2	1	1	4	–		–	–
France	31	–	11	42	148		7	155
Germany	44	44	4	92	72		–	72
Greece	–	–	–	–	–		–	–
Ireland	–	–	1	1	–		–	–
Italy	–	–	–	–	–		–	–
Luxembourg	12	–	128	140	9		–	9
Malta	–	–	–	–	–		–	–
Netherlands	5	240	71	316	–		14	14
Portugal	–	–	–	–	–		–	–
Spain	–	–	2	2	–		–	–
Total Eurozone	$98	$285	$229	$612	$229		$21	$250
Denmark	–	36	26	62	–		9	9
Guernsey	–	–	–	–	–		–	–
Norway	–	125	157	282	–		–	–
Russia	–	–	–	–	–		–	–
Sweden	164	92	262	518	37		–	37
Switzerland	175	–	110	285	279		14	293
Turkey	–	–	27	27	–		13	13
United Kingdom	816	329	603	1,748	1,384	(1)	144	1,528
Total non-Eurozone	$1,155	$582	$1,185	$2,922	$1,700		$180	$1,880
Total Europe	$1,253	$867	$1,414	$3,534	$1,929		$201	$2,130
October 31, 2012	$1,141	$863	$1,287	$3,291	$1,397		$190	$1,587
(1)	Includes $156 million of exposure (notional value of $180 million and fair value of $24 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due; as well as failure of the financial guarantor to meet its obligation under the guarantee.

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at July 31, 2013	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$–	$25	$25	$24	$1	$1
Belgium	–	1	37	38	37	1	16
Finland	–	–	5	5	–	5	9
France	–	143	798	941	932	9	206
Germany	–	–	1,208	1,208	1,013	195	359
Greece	–	–	–	–	–	–	–
Ireland	–	–	142	142	141	1	2
Italy	–	–	10	10	6	4	4
Luxembourg	1	–	4	5	–	5	154
Malta	–	–	–	–	–	–	–
Netherlands	–	–	48	48	48	–	330
Portugal	–	–	–	–	–	–	–
Spain	–	–	23	23	23	–	2
Total Eurozone	$1	$144	$2,300	$2,445	$2,224	$221	$1,083
Denmark	–	–	17	17	17	–	71
Guernsey	–	–	–	–	–	–	–
Norway	–	–	–	–	–	–	282
Russia	–	–	–	–	–	–	–
Sweden	1	–	1	2	–	2	557
Switzerland	–	25	1,223	1,248	1,221	27	605
Turkey	–	–	–	–	–	–	40
United Kingdom	130	–	2,885	3,015	2,849	166	3,442
Total non-Eurozone	$131	$25	$4,126	$4,282	$4,087	$195	$4,997
Total Europe	$132	$169	$6,426	$6,727	$6,311	$416	$6,080
October 31, 2012	$73	$–	$6,078	$6,151	$5,790	$361	$5,239
(1)	The amounts are shown net of CVA.
(2)	Collateral on derivative MTM receivables was $1.6 billion (October 31, 2012: $2.3 billion), and was all in the form of cash. Collateral on repo-style transactions was $4.7 billion (October 31, 2012: $3.5 billion), and is comprised of cash and investment-grade debt securities.

24	CIBC THIRD QUARTER 2013

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated at carrying value for securities and notional less fair value for derivatives where we have written protection. We have no indirect exposures to Portugal, Slovenia, Guernsey, Turkey, and Russia.

$ millions, as at July 31, 2013	Total indirect exposure
Austria	$1
Belgium	39
Finland	21
France	456
Germany	387
Greece	10
Ireland	31
Italy	81
Luxembourg	80
Netherlands	254
Spain	151
Total Eurozone	$1,511
Denmark	$16
Norway	11
Sweden	71
Switzerland	10
United Kingdom	496
Total non-Eurozone	$604
Total exposure	$2,115
October 31, 2012	$2,452

In addition to the indirect exposures above, we have indirect exposures to European counterparties when we have taken debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from entities that are not in Europe. Our indirect exposure was $776 million (October 31, 2012: $846 million).

Selected exposures in certain selected activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment. For additional information on these selected exposures, refer to pages 56 to 57 of the 2012 Annual Report.

U.S. real estate finance

The following table provides a summary of our positions in this business:

$ millions, as at July 31, 2013	Drawn	Undrawn
Construction program	$154	$57
Interim program	4,878	419
Permanent program	69	–
Exposure, net of allowance	$5,101	$476
Of the above:
Net impaired	$153	$–
On credit watch list	213	3
Exposure, net of allowance, as at October 31, 2012	$4,177	$445

As at July 31, 2013, the allowance for credit losses for this portfolio was $72 million (October 31, 2012: $118 million). During the quarter and nine months ended July 31, 2013, we recorded provision for credit losses of $1 million and $14 million, respectively ($24 million and $65 million for the quarter and nine months ended July 31, 2012).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at July 31, 2013, we had CMBS inventory with a notional amount of $9 million and a fair value of less than $1 million (October 31, 2012: notional of $9 million and fair value of less than $1 million).

CIBC THIRD QUARTER 2013	25

Leveraged finance

The exposures in our leveraged finance activities in Europe and U.S. are discussed below.

European leveraged finance

The following table provides a summary of our positions in this exited business:

$ millions, as at July 31, 2013	Drawn	Undrawn
Manufacturing	$334	$35
Publishing and printing	4	1
Utilities	9	–
Business services	3	–
Transportation	6	10
Exposure, net of allowance (1)	$356	$46
Of the above:
Net impaired	$4	$–
On credit watch list	163	8
Exposure, net of allowance, as at October 31, 2012	$404	$60
(1)	Excludes $19 million (October 31, 2012: $16 million) of carrying value relating to equity received pursuant to a reorganization.

As at July 31, 2013, the allowance for credit losses for this portfolio was $78 million (October 31, 2012: $41 million). During the quarter and nine months ended July 31, 2013, we recorded provision for credit losses of $14 million and $35 million, respectively (net reversal of credit losses of $1 million for the quarter and nine months ended July 31, 2012).

U.S. leveraged finance

The following table provides a summary of our positions in this business:

$ millions, as at July 31, 2013	Drawn	Undrawn
Transportation	$35	$4
Media and advertising	8	–
Exposure, net of allowance (1)	$43	$4
Of the above:
Net impaired	$36	$–
On credit watch list	7	–
Exposure, net of allowance, as at October 31, 2012	$91	$19
(1)	Excludes $34 million (October 31, 2012: nil) of cost basis relating to equity received pursuant to a reorganization.

As at July 31, 2013, the allowance for credit losses for this portfolio was $2 million (October 31, 2012: $67 million). During the quarter and nine months ended July 31, 2013, the net reversal of credit losses was $1 million and $7 million, respectively (nil for the quarter and for the nine months ended July 31, 2012).

26	CIBC THIRD QUARTER 2013

Market risk

Market risk arises from positions in currencies, securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios, and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

Trading activities

The following three tables show value at risk (VaR), stressed VaR and incremental risk charge for our trading activities based on risk type under an internal models-based approach.

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) for the purposes of these tables excludes positions described in the “Structured credit run-off business” section of the MD&A and certain other exited portfolios.

Average total VaR for the three months ended July 31, 2013 was down 12% from the last quarter, driven mainly by a reduction in our interest rate, credit spread, foreign exchange and debt specific risks, partially offset by an increase in equity and commodity risks.

Average stressed VaR for the three months ended July 31, 2013 was down 7% from the last quarter. During the current stressed VaR period from October 17, 2008 to October 16, 2009, the market exhibited increased interest rate volatility combined with a reduction in the level of interest rates, and an increase in credit spreads.

Average incremental risk charge for the three months ended July 31, 2013 was up 10% from the last quarter, mainly due to an increase in the investment grade trading inventory.

VaR by risk type – trading portfolio

	As at or for the three months ended								For the nine months ended
$ millions				2013 Jul. 31		2013 Apr. 30		2012 Jul. 31	2013 Jul. 31	2012 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$4.3	$1.4	$1.7	$2.2	$4.5	$4.0	$2.5	$1.5	$3.0	$1.9
Credit spread risk	1.8	0.9	1.2	1.2	1.6	1.5	1.2	1.3	1.5	1.3
Equity risk	2.7	1.8	1.9	2.2	2.3	1.9	4.4	3.9	2.1	2.7
Foreign exchange risk	1.4	0.3	0.8	0.6	1.1	1.0	0.7	0.7	0.7	0.7
Commodity risk	2.1	1.0	1.0	1.5	1.5	0.9	1.0	1.3	1.2	1.2
Debt specific risk	2.6	1.6	1.7	2.0	2.6	2.4	2.1	2.9	2.3	2.6
Diversification effect (1)	n/m	n/m	(4.6)	(5.4)	(8.1)	(6.8)	(5.3)	(6.0)	(6.0)	(5.7)
Total VaR (one-day measure)	$5.3	$3.6	$3.7	$4.3	$5.5	$4.9	$6.6	$5.6	$4.8	$4.7
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

	As at or for the three months ended								For the nine months ended
$ millions				2013 Jul. 31		2013 Apr. 30		2012 Jul. 31	2013 Jul. 31	2012 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$12.9	$4.4	$4.8	$7.4	$11.2	$8.9	$6.8	$5.2	$8.6	$6.0
Credit spread risk	6.8	3.8	4.4	5.1	5.7	4.9	2.5	2.5	5.0	2.9
Equity risk	9.0	1.4	4.3	3.0	3.1	2.6	3.0	3.7	2.9	2.5
Foreign exchange risk	2.6	0.2	0.8	0.9	2.4	1.1	0.8	2.1	1.2	1.8
Commodity risk	4.6	0.4	0.4	1.6	1.6	0.9	0.7	1.5	1.3	1.2
Debt specific risk	1.6	0.8	0.9	1.1	1.2	1.4	0.7	0.9	1.3	0.9
Diversification effect (1)	n/m	n/m	(11.0)	(10.3)	(12.2)	(10.3)	(7.4)	(9.1)	(10.3)	(8.9)
Total stressed VaR (one-day measure)	$15.0	$4.6	$4.6	$8.8	$13.0	$9.5	$7.1	$6.8	$10.0	$6.4
(1)	Total stressed VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Incremental risk charge – trading portfolio

	As at or for the three months ended								For the nine months ended
$ millions				2013 Jul. 31		2013 Apr. 30		2012 Jul. 31	2013 Jul. 31	2012 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Default risk	$76.3	$48.4	$58.0	$60.1	$54.5	$47.0	$42.6	$36.3	$53.1	$34.0
Migration risk	48.1	19.1	48.1	32.6	26.9	37.4	43.1	41.3	37.3	37.9
Incremental risk charge (one-year measure)	$112.7	$74.7	$106.1	$92.7	$81.4	$84.4	$85.7	$77.6	$90.4	$71.9

Trading revenue

The trading revenue (TEB) and VaR graph below shows the current quarter and the three previous quarters’ actual daily trading revenue (TEB) against the previous day close of business VaR measures. Trading revenue distribution on which VaR is calculated is not on a TEB basis.

During the quarter, trading revenue (TEB) was positive for 95% of the days. Trading loss did not exceed VaR during the quarter. During the quarter, the largest loss occurred on July 31, 2013 totalling $0.9 million. The loss was driven by a reduction in interest rates. The largest gain of $17.1 million occurred on July 5, 2013. It was attributable to the normal course of business within our capital markets group, notably in the equity derivatives business. Average daily trading revenue (TEB) was $4.0 million during the quarter and the average daily TEB was $1.4 million.

CIBC THIRD QUARTER 2013	27

Trading revenue (TEB)(1) versus VaR

(1)	Certain fair value adjustments such as CVA and OIS are recorded only at month end but allocated throughout the month for the table above.

Non-trading activities

Interest rate risk

Non-trading interest rate risk consists primarily of risk inherent in asset/liability management activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features; this optionality is measured consistent with our actual experience. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity), estimated prepayments and early withdrawals, of an immediate 100 and 200 basis point increase or decrease in interest rates. In addition, we have a floor in place in the downward shock to accommodate for the current low interest rate environment (i.e. analysis uses the floor to stop interest rates from going into a negative position in the lower rate scenarios).

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at	2013 Jul. 31			2013 Apr. 30			2012 Jul. 31
	C$	US$	Other	C$	US$	Other	C$	US$	Other
100 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$152	$(4)	$5	$169	$1	$3	$96	$(17)	$3
Increase (decrease) in present value of shareholders’ equity (1)	47	(182)	(42)	79	(132)	(41)	(106)	(109)	(41)
100 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(228)	7	(4)	(228)	(1)	(2)	(215)	1	(2)
Increase (decrease) in present value of shareholders’ equity (1)	(188)	162	43	(172)	100	42	(61)	50	42
200 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$284	$(9)	$11	$330	$1	$6	$166	$(34)	$5
Increase (decrease) in present value of shareholders’ equity (1)	48	(363)	(85)	120	(264)	(82)	(253)	(218)	(81)
200 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(452)	12	(9)	(422)	(8)	(5)	(332)	(9)	(3)
Increase (decrease) in present value of shareholders’ equity (1)	(572)	261	70	(502)	118	64	(309)	48	67
(1) Certain comparative information as at April 30, 2013 and July 31, 2012 has been restated.

28	CIBC THIRD QUARTER 2013

Liquidity risk

Liquidity risk is the risk of having insufficient cash resources to meet financial obligations as they fall due, in their full amount and stipulated currencies, without raising funds at adverse rates or selling assets on a forced basis.

Our liquidity risk management strategies seek to maintain sufficient liquid financial resources and diversified funding sources to continually fund our balance sheet and contingent obligations under both normal and stressed market environments.

Liquidity risk governance and management

The liquidity risk governance and management structure at CIBC comprises the Risk Management Committee of the Board (RMC), Asset Liability Committee (ALCO) and the Office of the Treasurer.

The ongoing management of liquidity risk is the responsibility of the Treasurer, supported by guidance from ALCO. The RMC provides governance through approval of CIBC’s liquidity risk framework that includes the policies, procedures, limits and independent monitoring structures. RMC’s responsibilities include:

•	Defining CIBC’s liquidity risk tolerance through the Risk Appetite Statement;
•	Establishing limits for the primary liquidity risk metric, the Liquidity Horizon, and unsecured wholesale funding;
•	Reviewing and approving the Liquidity Policy and the Contingency Funding Plan (CFP);
•	Reviewing and approving CIBC’s liquidity profile; and
•	Reviewing and approving the liquidity stress scenario.

ALCO’s responsibilities include:

•	Ensuring that CIBC’s liquidity profile is managed consistent with the strategic, stated risk appetite and regulatory requirements;
•	Monitoring reporting and metrics relating to liquidity risk exposure, such as, Liquidity Horizon, funding profile and liquid asset portfolio;
•	Reviewing and setting the Liquidity Horizon management limit;
•	Reviewing, on a periodic basis, the liquidity stress scenario used to measure liquidity risk exposure; and
•	Reviewing and approving the funding plan.

The Treasurer is responsible for managing the activities and processes required for measurement, reporting and monitoring of CIBC’s liquidity risk position and ensuring compliance within RMC, ALCO and regulatory constraints.

Policies

CIBC’s liquidity policy and framework ensures a sufficient amount of unencumbered liquid assets are available to meet anticipated liquidity needs in both stable and stressed conditions for a minimum period of time as determined by the RMC.

Alongside the liquidity risk management framework, our enterprise-wide pledging policy sets out consolidated aggregate net maximum pledge limits for financial and non-financial assets. Pledged assets are considered encumbered and therefore unavailable for liquidity purposes.

CIBC maintains and periodically updates a detailed CFP for responding to liquidity stress events. The plan is presented annually to the RMC.

Process and control

CIBC manages liquidity risk in a manner that enables it to withstand a liquidity crisis without an adverse impact on the viability of its operations. Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are measured and monitored on a daily basis to ensure compliance with the established limits. Short-term asset and liability mismatch limits are set by geographic location and consolidated for overall global exposure. Contractual and behavioural on-balance sheet and off-balance sheet cash flows under normal and stressed conditions are modeled and used to determine liquidity levels to be maintained for a minimum time horizon.

The RMC is regularly informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.

Risk measurement

CIBC’s policy is to maintain a sound and prudent approach to managing its potential exposure to liquidity risk. CIBC’s liquidity risk tolerance is defined by its Risk Appetite Statement, approved annually by the Board of Directors, which forms the basis for the delegation of liquidity risk authority to senior management. The primary liquidity risk metric used to measure and monitor CIBC’s liquidity position is the Liquidity Horizon, the future point in time when projected cumulative cash outflows exceed cash inflows under a predefined liquidity stress scenario, without any reliance on the CFP. Our liquidity measurement system provides daily liquidity risk exposure reports that include the calculation of the Liquidity Horizon against the prescribed management target for review by senior management. CIBC’s liquidity risk framework also incorporates the monitoring of the unsecured wholesale funding position and funding capacity, as well as regulatory mandated metrics such as the Liquidity Coverage Ratio (LCR) and the Net Cumulative Cash Flow (NCCF). ALCO monitors CIBC’s current and prospective liquidity position in relation to risk appetite and limits.

A key component of the liquidity risk framework at CIBC is the liquidity risk stress testing regime. Liquidity risk stress testing is conducted daily and involves the application of a severe, name-specific and market-wide stress scenario to determine the amount of liquidity required to satisfy anticipated obligations as they come due. The scenario models potential liquidity and funding requirements in the event of unsecured wholesale funding and deposit run-off, expected contingent liquidity utilization, as well as liquid asset marketability. In addition to this CIBC-specific event, the stress scenario incorporates the impact of market-wide liquidity stress that results in significant reduction in access to both short- and long-term funding and a decrease in marketability and price of assets.

Stress scenario assumptions are subject to periodic review and approval, at least annually, by the RMC.

Liquid assets

CIBC’s policy is to hold a pool of high quality unencumbered liquid assets that will be immediately available to meet outflows determined under the stress scenario. Liquid assets are cash, short-term bank deposits, high-quality marketable securities and other assets that can be readily pledged at central banks and in repo markets or converted into cash in a timely fashion. Encumbered assets are those liquid assets that have been pledged for securities lending and borrowing activities, secured borrowings, derivative transactions, and other clearing and settlement of payments and securities.

CIBC THIRD QUARTER 2013	29

Liquid assets net of encumbrances constitute our unencumbered pool of liquid assets and are summarized in the following table:

$ millions, as at	2013 Jul. 31	2012 Oct. 31 (1)	2013 Jul. 31	2012 Oct. 31	2013 Jul. 31	2012 Oct. 31 (1)
	Gross liquid assets		Encumbered assets (2)
Cash and deposits with banks (3)	$8,248	$4,404	$389	$450	$7,859	$3,954
Securities (4)	66,426	63,882	9,616	8,113	56,810	55,769
NHA mortgage-backed securities (5)	60,081	56,371	36,150	37,457	23,931	18,914
Mortgages (6)	8,755	10,332	8,755	10,332	–	–
Credit cards (7)	4,561	4,898	4,561	4,898	–	–
Other assets (8)	3,183	4,526	2,938	4,120	245	406
CIBC owned unencumbered liquid assets					88,845	79,043
Third-party securities received and available for re-pledging					48,371	44,718
Less: Third-party securities pledged					28,995	29,992
Unencumbered liquid assets					$108,221	$93,769
(1)	Restated.
(2)	Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as these are normally released to us at the end of the settlement cycle each day.
(3)	Gross liquid assets comprise cash, non-interest bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.
(4)	Gross liquid assets comprise trading, AFS and FVO securities. Excludes securities in our structured credit run-off business and private equity securities.
(5)	Gross liquid assets include securitized and transferred residential mortgages under Canada Mortgage Bond and Government of Canada’s Insured Mortgage Purchase programs, and securitized mortgages that were not transferred to external parties including those in the Covered Bond Programme.
(6)	Gross liquid assets comprise mortgages, excluding NHA mortgage-backed securities, included in the Covered Bond Programme.
(7)	Gross liquid assets comprise assets held in consolidated trusts supporting funding liabilities.
(8)	Gross liquid assets comprise $2.9 billion (October 31, 2012: $4.1 billion) of cash pledged for derivatives related transactions and $245 million (October 31, 2012: $406 million) of gold and silver certificates.

CIBC’s unencumbered liquid assets increased by $14.5 billion or 15% from October 31, 2012, primarily due to increases in NHA mortgage-backed securities, interest-bearing deposits with banks and securities purchased under resale agreements.

In addition to the above, CIBC has access to the Bank of Canada Emergency Lending Assistance (ELA) program through the pledging of non-mortgage assets. CIBC does not include ELA borrowing capacity as a source of available liquidity when evaluating surplus liquidity.

The following table summarizes unencumbered liquid assets held by CIBC parent bank and significant subsidiaries:

$ millions, as at	2013 Jul. 31	2012 Oct. 31 (1)
CIBC parent bank	$78,704	$65,872
Broker/dealer	17,119	16,020
Other significant subsidiaries	12,398	11,877
	$108,221	$93,769
(1)	Restated.

Restrictions on the flow of funds

CIBC has certain subsidiaries that have separate regulatory capital and liquidity requirements, as established by banking and securities regulators. Requirements of these entities are subject to regulatory change and can fluctuate depending on activity.

CIBC monitors and manages its capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in compliance with local regulations.

Funding

CIBC manages liquidity to meet both short- and long-term cash requirements. Reliance on short-term wholesale funding is maintained at prudent levels, consistent with CIBC’s desired liquidity profile.

CIBC’s funding strategy includes access to funding through retail deposits and wholesale funding and deposits. Personal deposits are a significant source of funding and totalled $121.9 billion as at July 31, 2013 (October 31, 2012: $118.2 billion). Our liquidity management framework applies deposit run-off assumptions, under a severe combined stress scenario, to determine core deposits.

CIBC’s wholesale funding strategy is to develop and maintain a sustainable funding base through which CIBC can access funding across many different depositors and investors, geographies, maturities, and funding instruments. The diversity of our funding profile across all of these variables is an important part of our funding strategy. CIBC maintains access to term wholesale funding through many channels such as wholesale deposits in Canada and the U.S., medium-term note programs in Canada, the U.S. and Europe, through our covered bond programme, through credit card securitization in Canada and the U.S., and through a number of mortgage securitization programs.

30	CIBC THIRD QUARTER 2013

The following table provides the contractual maturities at carrying values of funding sourced by CIBC from the wholesale market:

$ millions, as at July 31, 2013	Less than 1 month	1 - 3 months	3 - 6 months	6 - 12 months	1 - 2 years	Over 2 years	Total
Deposits from banks	$1,951	$1,810	$133	$–	$–	$–	$3,894
Bearer deposit notes, certificates of deposit and bankers’ acceptances	2,989	1,015	1,749	1,275	841	9,485	17,354
Deposit and medium-term notes	1,030	5,855	5,442	8,028	9,662	16,828	46,845
Subordinated indebtedness	–	–	–	–	275	3,943	4,218
Mortgage securitization (1)	–	2,138	4,175	3,815	5,475	17,627	33,230
Covered bonds	–	–	754	–	7,048	3,578	11,380
Cards securitization	–	–	–	325	1,027	3,209	4,561
	$5,970	$10,818	$12,253	$13,443	$24,328	$54,670	$121,482
Comprises:
Unsecured	$5,970	$8,680	$7,324	$9,303	$10,778	$30,256	$72,311
Secured	–	2,138	4,929	4,140	13,550	24,414	49,171
	$5,970	$10,818	$12,253	$13,443	$24,328	$54,670	$121,482
October 31, 2012	$6,608	$8,117	$10,384	$17,284	$21,628	$51,879	$115,900
(1)	Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of CIBC in its own name.

The following table provides a currency breakdown, in Canadian dollar equivalent, of funding sourced by CIBC in the wholesale market:

$ billions, as at	2013 Jul. 31		2012 Oct. 31
CAD	$68.2	56%	$67.3	58%
USD	47.2	39	41.2	36
EUR	0.1	–	0.1	–
Other	6.0	5	7.3	6
	$121.5	100%	$115.9	100%

Funding plan

CIBC’s funding plan horizon is three years and is updated at least quarterly, or in response to material changes in underlying assumptions. The plan incorporates projected asset and liability growth from CIBC’s planning process, as well as expected funding maturities and inputs from the liquidity stress testing model. The funding plan is reviewed and approved by the ALCO.

Credit ratings

Access to wholesale funding sources and the cost of funds are dependent on various factors including our credit ratings. On October 26, 2012, Moody’s placed on review for downgrade the long-term debt and deposit ratings of six Canadian financial institutions including CIBC. Moody’s cited as their principal concerns: (i) high consumer debt levels and elevated housing prices; (ii) system-wide downside risks to the economic environment; and (iii) their assessment of the risks inherent in the banks’ capital markets activities. Subsequently, on January 28, 2013, Moody’s downgraded the long-term credit ratings of six Canadian financial institutions, including CIBC, by one notch. CIBC’s long-term rating was adjusted from Aa2 to Aa3 and has had no material impact on funding costs or our ability to access funding.

CIBC’s funding and liquidity levels remained stable and sound over the quarter and we do not anticipate any events, commitments or demands which will materially impact our liquidity risk position.

Impact on collateral if there is a downgrade of CIBC’s credit rating

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable. The following table presents the additional collateral requirements (cumulative) for rating downgrades:

$ billions, as at	2013 Jul. 31	2012 Oct. 31
One-notch downgrade	$0.1	$0.1
Two-notch downgrade	0.3	1.5
Three-notch downgrade	1.0	2.6

Regulatory developments

There is ongoing cooperation between banks and regulators to implement BCBS liquidity standards, i.e., the LCR and the Net Stable Funding Ratio (NSFR), which are scheduled for implementation in January 2015 and January 2018, respectively, in addition to other supplemental reporting metrics. In January 2013, BCBS released revisions to the LCR metric. We currently monitor the LCR for regulatory and internal reporting purposes and NSFR reporting is provided quarterly to OSFI. Our liquidity management framework integrates liquidity management principles and guidelines recommended by BCBS. OSFI sets out prudential considerations relating to the liquidity risk management programs of Canadian federally regulated deposit-taking institutions in its Guideline B-6, “Liquidity Principles”. Significant revisions to the guideline went into effect in February 2012. BCBS guidelines are incorporated into this regulation, and in addition, the regulation requires us to measure liquidity risk using the NCCF test, and report compliance with NCCF requirements to our regulator.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

CIBC THIRD QUARTER 2013	31

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets and liabilities at their carrying values. CIBC models the behaviour of both assets and liabilities on a net cash flow basis by applying recommended regulatory stress assumptions, supplemented by business experience, against contractual maturities and contingent exposures to construct its behavioural balance sheet. The behavioural balance sheet is a key component of CIBC’s liquidity risk management framework and is the basis by which CIBC manages its liquidity risk profile.

$ millions, as at July 31, 2013	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 3 years	3 - 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest bearing deposits with banks	$2,462	$–	$–	$–	$–	$–	$–	$–	$–	$2,462
Interest bearing deposits with banks	5,786	111	5	–	–	–	–	–	–	5,902
Securities	2,400	2,152	846	1,643	1,337	9,058	10,617	10,490	29,544	68,087
Cash collateral on securities borrowed	4,418	–	–	–	–	–	–	–	–	4,418
Securities purchased under resale agreements	16,853	7,715	1,813	493	243	–	–	–	–	27,117
Loans
Residential mortgages	14	307	4,665	3,988	5,206	65,975	54,526	14,759	–	149,440
Personal	1,438	505	820	1,105	1,098	277	–	706	28,583	34,532
Credit card	320	638	956	956	956	7,653	3,321	–	–	14,800
Business and government	5,115	942	2,363	1,219	2,700	14,412	5,723	13,910	–	46,384
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,759)	(1,759)
Derivative instruments	902	1,086	530	613	645	4,435	3,251	9,253	–	20,715
Customers’ liability under acceptances	9,167	1,657	–	–	–	–	–	–	–	10,824
Other assets	–	–	–	–	–	–	–	–	14,625	14,625
	$48,875	$15,113	$11,998	$10,017	$12,185	$101,810	$77,438	$49,118	$70,993	$397,547
October 31, 2012	$43,932	$12,825	$9,222	$11,599	$12,037	$89,763	$91,134	$52,405	$70,468	$393,385
Liabilities
Deposits (1)	$15,422	$16,368	$22,062	$16,625	$13,108	$60,915	$20,554	$14,979	$131,457	$311,490
Obligations related to securities sold short	13,251	–	–	–	–	–	–	–	–	13,251
Cash collateral on securities lent	1,700	–	–	–	–	–	–	–	–	1,700
Capital Trust securities	–	–	–	–	–	–	–	1,632	–	1,632
Obligations related to securities sold under repurchase agreements	5,398	950	–	–	–	–	–	–	–	6,348
Derivative instruments	867	1,231	967	461	561	4,595	2,925	8,869	–	20,476
Acceptances	9,167	1,657	–	–	–	–	–	–	–	10,824
Other liabilities	–	–	–	–	–	–	–	–	9,690	9,690
Subordinated indebtedness	–	–	–	–	–	275	–	3,943	–	4,218
	$45,805	$20,206	$23,029	$17,086	$13,669	$65,785	$23,479	$29,423	$141,147	$379,629
October 31, 2012	$45,835	$16,333	$21,453	$18,418	$18,687	$61,336	$27,074	$32,395	$134,816	$376,347
(1)	Comprises $121.9 billion (October 31, 2012: $118.2 billion) of personal deposits of which $117.3 billion (October 31, 2012: $113.6 billion) are in Canada and $4.6 billion (October 31, 2012: $4.6 billion) in other countries; $183.5 billion (October 31, 2012: $177.4 billion) of business and government deposits of which $147.2 billion (October 31, 2012: $143.4 billion) are in Canada and $36.3 billion (October 31, 2012: $34.0 billion) in other countries; and $6.1 billion (October 31, 2012: $4.7 billion) of bank deposits of which $1.9 billion (October 31, 2012: $1.5 billion) are in Canada and $4.2 billion (October 31, 2012: $3.2 billion) in other countries.

CIBC’s net asset position remained unchanged relative to October 31, 2012. The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

Credit and liquidity commitments

The following table provides the contractual maturity of notional amounts of credit, guarantee, and liquidity commitments. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at July 31, 2013	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 3 years	3 - 5 years	Over 5 years	No specified maturity		Total
Unutilized credit commitments	$491	$4,768	$1,160	$1,125	$1,388	$12,258	$17,156	$768	$115,379	(1)	$154,493
Backstop liquidity facilities	–	237	3,466	195	–	–	–	–	–		3,898
Standby and performance letters of credit	649	905	2,108	1,733	1,545	559	607	317	–		8,423
Documentary and commercial letters of credit	91	89	16	–	–	–	–	–	–		196
	$1,231	$5,999	$6,750	$3,053	$2,933	$12,817	$17,763	$1,085	$115,379		$167,010
October 31, 2012	$1,045	$7,464	$3,794	$2,703	$2,210	$10,988	$17,640	$1,480	$112,775		$160,099
(1)	Includes personal, home equity and credit card lines of credit which are unconditionally cancellable at our discretion.

32	CIBC THIRD QUARTER 2013

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at July 31, 2013	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Operating leases	$32	$64	$94	$95	$94	$690	$576	$1,322	$2,967
Purchase obligations (1)	13	135	184	169	193	985	186	149	2,014
Investment commitments (2)	–	–	5	4	1	4	5	121	140
Pension contributions (3)	18	37	–	–	–	–	–	–	55
Underwriting commitments	508	258	90	–	–	–	–	–	856
	$571	$494	$373	$268	$288	$1,679	$767	$1,592	$6,032
October 31, 2012	$431	$231	$332	$339	$293	$1,518	$1,051	$1,646	$5,841
(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. These commitments are generally not cancelled and any undrawn amounts lapse when the private equity fund dissolves.
(3)	Includes estimated minimum pension contributions, and expected benefit payments for post-retirement medical and dental plans, the long-term disability plan, and related medical and dental benefits for disabled employees. Subject to change as contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2013 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.

Strategic risk

Strategic risk arises from ineffective business strategies or the failure to effectively execute strategies. It includes, but is not limited to, potential financial loss due to the failure of acquisitions or organic growth initiatives.

Oversight of strategic risk is the responsibility of the Senior Executive Team (SET) and the Board. At least annually, the CEO presents CIBC’s strategic planning process and CIBC’s annual strategic business plan to the Board for review and approval. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.

One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

Insurance risk

Insurance risk is the risk of a potential loss due to actual experience being different from that assumed in the design and pricing of an insurance product. Unfavourable actual experience could emerge due to adverse fluctuations in timing, size and frequency of actual claims (e.g. mortality, morbidity), policyholder behaviour (e.g. cancellation of coverage), or associated expenses.

Insurance contracts provide financial compensation to the beneficiary in the event of insured risk in exchange for premiums. We are exposed to insurance risk in our life insurance business and in our life reinsurance business within the respective subsidiaries.

Senior management of the insurance and reinsurance subsidiaries have primary responsibility for managing insurance risk with oversight by Risk Management. The insurance and reinsurance subsidiaries also have their own boards of directors, as well as independent Appointed Actuaries who provide additional input to risk management oversight. Processes and oversight are in place to manage the risk to our insurance business. Underwriting risk on business assumed is managed through risk policies that limit exposure to an individual life, to certain types of business and to countries.

CIBC’s risk governance practices ensure strong independent oversight and control of risk within the insurance businesses. The subsidiaries’ boards outline the internal risk and control structure to manage insurance risk which includes risk, capital and control policies, processes as well as limits and governance. Senior management of the insurance and reinsurance subsidiaries and Risk Management attend the subsidiaries’ board meetings.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems, human error or external events.

Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.

The Governance and Control Committee (GCC) provides oversight on operational risk matters and our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit Committee and the RMC for maintaining a strong risk culture and internal control environment.

Operational risk management approach

We have developed a comprehensive framework supporting and governing the processes of identifying, assessing, managing, measuring, monitoring and reporting operational risks. Our approach to operational risk management focuses on mitigating operational losses by consistently applying and utilizing control-based approaches as well as risk-specific assessment tools. The transparency of information, timely escalation of key risk issues and clear accountability for issue resolution are major pillars of our approach. We also regularly review our risk governance structure to ensure that there is clarity and ownership of key risk areas.

We use a three lines of defence model to manage operational risk. Business lines are our first line of defence and have primary responsibility for the day-to-day management of operational risk inherent in their products and activities. Functionally independent governance groups, representing our second line of defence, are responsible for maintaining a robust operational risk management framework and providing operational risk oversight. Our third line of defence is Internal Audit who independently opines on the design and operating effectiveness of the controls that support our operational risk management program.

Managing operational risk

To identify and assess our operational risk exposures, we utilize numerous risk assessment tools, including risk and control self-assessments, scenario analyses, audit findings, internal and external loss event analyses, key risk indicators, and change management approval processes (including approval of new initiatives and products) as well as comparative analyses.

In conducting risk assessments, we bring together subject matter experts from across the organization to share expertise and to identify improvements to risk identification, measurement, and control processes. Our operational risk management framework also requires risk assessments to undergo rigorous independent reviews and challenges from governance groups in their respective areas of expertise.

CIBC THIRD QUARTER 2013	33

We continuously monitor our operational risk profile to ensure that any adverse changes are addressed in a timely manner. Tools such as key risk indicators are used to identify changes in our risk profile before the risks become acute. Our risk monitoring processes support a comprehensive risk reporting program to both senior management and the Board.

Our primary tool for mitigating our operational risk exposure is a robust internal control environment. Our internal control framework highlights critical internal controls across the bank which are subjected to ongoing testing and review to ensure that they are effective in mitigating our operational risk exposures. In addition, we maintain a corporate insurance program to provide additional protection from loss and a global business continuity management program to mitigate business continuity risks in the event of a disaster.

Risk measurement

We use the Advanced Measurement Approach (AMA), a risk-sensitive method prescribed by BCBS, to quantify our operational risk exposure in the form of operational risk regulatory capital. We determine operational risk capital using both a scenario based as well as a loss distribution approach that uses outputs from our risk assessment tools, including actual internal loss experiences, loss scenarios based on internal/external loss data and management expertise, audit findings and the results of risk and control self-assessments.

Under AMA, we are permitted to recognize the risk mitigating impact of insurance in the measures of operational risk used for regulatory minimum capital requirements. Although our current insurance policies are tailored to provide earnings protection from potential high-severity losses, we do not reflect mitigation through insurance or any other risk transfer mechanism in our AMA model.

We attribute operational risk capital at the line of business level. Capital represents the “worst-case loss” within a 99.9% confidence level and is determined for each loss event type and production/infrastructure/corporate governance line of business. The aggregate risk of CIBC is less than the sum of the individual parts, as the likelihood that all business groups across all regions will experience a worst-case loss in every loss category in the same year is extremely low. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.

The results of the capital calculations are internally backtested each quarter, and the overall methodology is independently validated by the Risk Management Validation group to ensure that the assumptions applied are reasonable.

For regulated subsidiaries, the basic indicator or standardized approaches are adopted as agreed with local regulators.

Technology, information and cyber security risk

Financial institutions like CIBC are evolving their business processes to leverage innovative technologies and the internet to improve client experience and streamline operations. At the same time, the sophistication of cyber threats and the associated financial, reputational and business interruption risks have also increased.

These risks continue to be actively managed by CIBC through enterprise-wide technology and information security programs, with the goal of maintaining overall cyber resilience that prevents, detects and responds to threats such as data breaches, unauthorized access and denial of service attacks.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC continues to develop controls and processes to protect our systems and client information from damage and unauthorized disclosure.

Despite CIBC’s commitment to information and cyber security, CIBC and its related third-parties may not be able to fully mitigate all risks associated with the increased complexity and high rate of change in the threat landscape.

Reputation and legal risk

Our reputation and financial soundness are of fundamental importance to us and to our customers, shareholders and employees.

Reputation risk is the potential for negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.

Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.

The RMC provides oversight of the management of reputation and legal risks. The identification, consideration and prudent, proactive management of potential reputation and legal risks is a key responsibility of CIBC and all of our employees.

Our Global Reputation and Legal Risks Policy sets standards for safeguarding our reputation and minimizing exposure to reputation and legal risks. The policy is supplemented by business procedures for identifying and escalating transactions to the Reputation and Legal Risks Committee that could pose material reputation risk and/or legal risk.

Regulatory risk

Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.

Our regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive Legislative Compliance Management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.

Our Compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management and reports regularly to the Audit Committee.

Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The Compliance department’s activities support those groups, with particular emphasis on regulatory requirements that govern the relationship between CIBC and its clients, that help protect the integrity of the capital markets, or that relate to money laundering and terrorist financing.

34	CIBC THIRD QUARTER 2013

Environmental risk

Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993 and most recently updated and approved by the RMC in 2011, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.

The policy is addressed by an integrated Corporate Environmental Management Program which is under the overall management of the Environmental Risk Management (ERM) group in Risk Management. Environmental evaluations are integrated into our credit and investment risk assessment processes, with environmental risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance are required in accordance with our commitment to the Equator Principles, a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation, which we adopted in 2003. We also conduct ongoing research and benchmarking on environmental issues such as climate change and biodiversity protection as they may pertain to responsible lending practices. We are also a signatory to and participant in the Carbon Disclosure Project, which promotes corporate disclosure to the investment community on greenhouse gas emissions and climate change management.

The ERM group works closely with Corporate Services, Marketing, Communications and Public Affairs, and other business and functional groups in ensuring that high standards of environmental due diligence and responsibility are applied in our facilities management, purchasing and other operations. An Environmental Management Committee is in place to provide oversight and to support these activities.

CIBC THIRD QUARTER 2013	35

Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements of the 2012 Annual Report. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. The key management judgments and estimates remain substantially unchanged from those described on pages 69 to 74 of the 2012 Annual Report.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, structured retail deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and well-documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models that utilize predominantly observable market inputs (Level 2) or one or more significant non-observable market inputs (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuation inputs are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on predominantly non-observable market inputs (Level 3), for the structured credit run-off business and total consolidated CIBC. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 1 to the interim consolidated financial statements.

	2013			2012
$ millions, as at	Jul. 31			Oct. 31
	Structured credit run-off business	Total CIBC	Total CIBC (1)	Structured credit run-off business	Total CIBC	Total CIBC (1)
Financial assets
Trading securities and loans	$839	$847	1.9%	$628	$640	1.6%
AFS securities	24	1,009	4.0	22	1,370	5.5
FVO securities	150	150	52.4	170	170	55.9
Derivative instruments	343	386	1.9	591	683	2.5
	$1,356	$2,392	2.6%	1,411	2,863	3.1%
Financial liabilities
Deposits and other liabilities (2)	$513	$692	29.1%	$428	$597	28.7%
Derivative instruments	472	526	2.6	1,315	1,402	5.2
	$985	$1,218	3.4%	1,743	1,999	4.7%
(1)	Represents percentage of Level 3 financial assets and liabilities to the total financial assets and liabilities in each reported category in Note 1 of our interim consolidated financial statements.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, credit risk, and future administration costs. During the fourth quarter of 2012, in order to reflect the observed market practice of pricing collateralized derivatives using the OIS curve, we amended our valuation approach to use OIS curves as the discount rate in place of LIBOR. Market practices continue to evolve concerning the use and construction of OIS curves that best reflect the nature of the underlying collateral.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant and may not reflect ultimate realizable amounts.

The following table summarizes our valuation adjustments:

$ millions, as at	2013 Jul. 31	2012 Oct. 31
Securities
Market risk	$4	$3
Derivatives
Market risk	59	53
Credit risk	50	137
Administration costs	5	5
Total valuation adjustments	$118	$198

36	CIBC THIRD QUARTER 2013

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances are not established for portfolios that are collectively assessed, including most retail portfolios.

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate probability of default (PD) and loss given default (LGD) parameters, which are used in the calculation of the collective allowance. The PDs determined by this process that correspond to the risk levels in our retail portfolios are described on page 48 of the 2012 Annual Report. For credit card loans, the historical loss experience enables CIBC to calculate roll-rate models in order to determine an allowance amount driven by flows to write-off.

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, evidence of credit quality improvements or deterioration, and events such as the Alberta floods. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the collective allowance calculation are updated, based on our experience and the economic environment. Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Our risk rating categories are described on page 46 of the 2012 Annual Report. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

For further details on allowance for credit losses, see Note 4 to the interim consolidated financial statements.

Contingent liabilities and provision

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to our 2012 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses in excess of the amounts accrued for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $240 million as at July 31, 2013. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The matters underlying the estimated range as at July 31, 2013 consist of the significant legal matters disclosed in the 2012 year end consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

CIBC THIRD QUARTER 2013	37

The following developments related to our significant legal matters occurred during the nine months ended July 31, 2013:

•	We recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note.
•	In Green v. Canadian Imperial Bank of Commerce, et al., the plaintiffs filed an appeal to the Ontario Court of Appeal which was heard in May 2013 and the court reserved its decision.
•	In Brown v. Canadian Imperial Bank of Commerce and CIBC World Markets Inc. the plaintiffs filed an appeal to the Ontario Divisional Court, which was heard in February 2013. The court released its decision in April denying the plaintiffs’ appeal regarding the decision to deny certification of the matter as a class action. In May, the plaintiffs filed a motion seeking leave to appeal to the Ontario Court of Appeal.
•	In Sherry v. CIBC Mortgages Inc. the motion for class certification is scheduled to be heard in August 2013.
•	In Watson v. Bank of America Corporation, et al., the motion to certify the matter as a class action was heard in April and May and the court reserved its decision.
•	Four additional proposed class actions (Fuze Salon v. BofA Canada Bank, et al., 1023926 Alberta Ltd. v. Bank of America Corporation, et al., The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al., Hello Baby Equipment Inc. v. BofA Canada Bank, et al.) were commenced in western Canada against VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), CIBC and numerous other financial institutions. The actions, brought on behalf of merchants who accepted payment by Visa or MasterCard from 2001 to present, allege two “separate, but interrelated” conspiracies; one in respect of Visa and one in respect of MasterCard. The claims allege that Visa and MasterCard conspired with their issuing banks to set default interchange rate and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The claims allege civil conspiracy, violation of the Competition Act, interference with economic interests and unjust enrichment. The claims seek unspecified general and punitive damages. These matters are similar to previously filed and disclosed proposed class actions relating to default interchange rates and merchant discount fees.
•	In Fresco v. Canadian Imperial Bank of Commerce the Supreme Court of Canada released its decision in March denying CIBC leave to appeal certification of the matter as a class action, and denying the plaintiff’s cross appeal on aggregate damages.
•	In Marcotte v. Bank of Montreal, et al., the Supreme Court of Canada released its decision in April granting leave to appeal. The appeal is scheduled to be heard in February 2014.
•	In the Sino-Forest class actions, the company implemented its restructuring plan in January 2013 under the Companies’ Creditors Arrangement Act and as a result, the proposed class actions are no longer stayed. The motion for class certification in the Labourers’ action is scheduled to be heard in February 2014.
•	In March 2013, a claim was filed in New York State Supreme Court against CIBC by Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. and OPY Credit Corp. (collectively “Oppenheimer”) seeking damages of US$176 million relating to an alleged breach of a credit facility that CIBC entered into in connection with the sale of CIBC’s capital markets business to Oppenheimer in January 2008 (Oppenheimer Holdings Inc. v. Canadian Imperial Bank of Commerce). In addition, as part of the purchase and sale agreement between Oppenheimer and CIBC, Oppenheimer was required to pay CIBC a deferred purchase price of at least US$25 million in April 2013. Oppenheimer has not paid the deferred purchase price to CIBC and has placed the funds in escrow pending the outcome of legal proceedings. In June 2013, CIBC filed an arbitration claim against Oppenheimer for US$25 million.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2012 annual consolidated financial statements, and no significant new matters have arisen during the nine months ended July 31, 2013.

Asset impairment

As at July 31, 2013, we reported goodwill of $1,722 million (October 31, 2012: $1,701 million) and other intangible assets with an indefinite life of $136 million (October 31, 2012: $136 million). Goodwill is not amortized, but is assessed for impairment, at least annually and when there are events or changes in circumstances to indicate that the carrying amount may not be recoverable, by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use.

Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount.

Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of its estimated fair value less cost to sell and value in use. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition.

We performed our annual impairment testing of goodwill and indefinite lived intangible assets in the fourth quarter of 2012 and did not record any impairment at that time. At that date, for our CIBC FirstCaribbean CGU, the estimated recoverable amount exceeded the carrying value by approximately five percent. A goodwill impairment charge could result in future quarters from a decline in the estimated recoverable amount. Economic conditions in the Caribbean remain challenging and reductions in estimated recoverable amounts could arise from various factors such as reductions in forecast cash flows, an increase in the assumed level of required capital, and any adverse change in the discount rate or the terminal growth rate either in isolation or jointly. We will complete our annual impairment testing in the fourth quarter of 2013.

Income taxes

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority. We use judgment in the estimation of income taxes and deferred income tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. A deferred tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the asset is realized or the liability is settled. Where the temporary differences will not reverse in the foreseeable future, no deferred tax amount is recognized. As at July 31, 2013, we had a deferred income tax asset of $371 million (October 31, 2012: $457 million) and a deferred income tax liability of $37 million (October 31, 2012: $37 million). We are required to assess whether it is probable that our deferred income tax asset will be realized prior to its expiration and, based on all the available evidence, determine if any portion of our deferred income tax asset should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be

38	CIBC THIRD QUARTER 2013

implemented to realize the deferred income tax asset, and the remaining expiration period of tax loss carryforwards. Although realization is not assured, we believe, based on all the available evidence, it is probable that the remaining deferred income tax asset will be realized.

For further details on our income taxes, see Note 11 to the interim consolidated financial statements.

Post-employment and other long-term benefit plans

We sponsor a number of benefit plans to eligible employees, including registered pension plans, supplemental pension plans, and health, dental, disability and life insurance plans. The pension plans provide benefits based on years of service, contributions and average earnings at retirement.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, expected rates of return on assets, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and are approved by management. The actuarial assumptions used for determining net defined benefit expense for a fiscal year are generally set at the beginning of the annual reporting period.

The discount rate assumption used in determining net defined benefit expense reflects market yields, as of the measurement date, on high-quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high-quality corporate bonds. While there is a deep market of high-quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian post-employment and other long-term benefit plans, we estimate the yields of high-quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and, as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

For further details on post-employment benefit expense, see Note 10 to the interim consolidated financial statements.

U.S. regulatory developments

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains financial reforms, including increased consumer protection, regulation of the OTC derivative markets, heightened capital and prudential standards, and restrictions on proprietary trading by banks. The Dodd-Frank Act will affect every financial institution in the U.S. and many financial institutions that operate outside the U.S. As many aspects of the Dodd-Frank Act are subject to rulemaking that U.S. regulators have not finalized, the impact on CIBC is difficult to anticipate until all the regulations are finalized and released. CIBC continually monitors developments to prepare for rulemakings that have the potential to impact our operations in the U.S. and elsewhere.

In December 2012, CIBC registered as a swap dealer with the U.S. Commodity Futures Trading Commission and adopted processes and procedures necessary to comply with newly-promulgated U.S. regulations in trading swaps with U.S. persons. While certain rules relating to swap reporting and business conduct have gone into effect, many other rules are not in effect or have not been finalized. CIBC will continue to monitor and prepare for developments in this area. While these far-reaching reforms have increased our cost of regulatory compliance and may restrict our ability to continue to engage in certain types of trading activity, we do not expect them to have a significant impact on our results.

Also in December 2012, the Federal Reserve Board proposed new rules under Section 165 and 166 of the Dodd-Frank Act. The proposed rules would mandate new organizational structures, additional capital, liquidity and leverage requirements and other regulatory standards relating to risk management, credit exposure limits, resolution planning and other aspects of foreign banks’ U.S. operations in branches and agencies as well as banking and non-banking subsidiaries. CIBC is evaluating the potential impact to our operations if the proposed rules were enacted.

The Dodd-Frank Act also mandates the so-called Volcker Rule, which restricts certain proprietary trading and private equity fund activities of banking entities operating in the U.S. While U.S. regulators proposed extensive implementing regulations in late 2011, they have not promulgated final regulations concerning the Volcker Rule. The rule, if enacted as proposed, contemplated an extraterritorial reach that might impact CIBC’s trading businesses outside of the U.S., as well as CIBC’s ability to invest in or sponsor certain unregistered private equity or hedge funds. The U.S. regulators received multiple public comments in response to the proposed rule, creating uncertainty as to the future form of the restrictions. It is impossible to assess the full impact of the Volcker Rule on CIBC’s operations until U.S. regulators provide further guidance or release the final rules.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at July 31, 2013 (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter and nine months ended July 31, 2013, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

CIBC THIRD QUARTER 2013	39

Interim consolidated financial statements

(Unaudited)

Contents

41	Consolidated balance sheet
42	Consolidated statement of income
43	Consolidated statement of comprehensive income
44	Consolidated statement of changes in equity
45	Consolidated statement of cash flows
46	Notes to the interim consolidated financial statements

46	Note 1	–	Fair value of financial instruments
48	Note 2	–	Significant acquisition and disposition
49	Note 3	–	Securities
50	Note 4	–	Loans
50	Note 5	–	Structured entities and derecognition of financial assets
52	Note 6	–	Deposits
52	Note 7	–	Subordinated indebtedness

52	Note 8	–	Share capital
53	Note 9	–	Capital Trust securities
53	Note 10	–	Post-employment benefit expense
54	Note 11	–	Income taxes
54	Note 12	–	Earnings per share
55	Note 13	–	Contingent liabilities and provision
56	Note 14	–	Segmented information
58	Note 15	–	Future accounting policy changes

40	CIBC THIRD QUARTER 2013

Consolidated balance sheet

Unaudited, $ millions, as at	2013 Jul. 31	2012 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$2,462	$2,613
Interest-bearing deposits with banks	5,902	2,114
Securities
Trading	42,886	40,330
Available-for-sale (AFS) (Note 3)	24,915	24,700
Designated at fair value (FVO)	286	304
	68,087	65,334
Cash collateral on securities borrowed	4,418	3,311
Securities purchased under resale agreements	27,117	25,163
Loans
Residential mortgages	149,440	150,056
Personal	34,532	35,323
Credit card	14,800	15,153
Business and government	46,384	43,624
Allowance for credit losses (Note 4)	(1,759)	(1,860)
	243,397	242,296
Other
Derivative instruments	20,715	27,039
Customers’ liability under acceptances	10,824	10,436
Land, buildings and equipment	1,663	1,683
Goodwill	1,722	1,701
Software and other intangible assets	722	656
Investments in equity-accounted associates and joint ventures	1,648	1,635
Other assets	8,870	9,404
	46,164	52,554
	$397,547	$393,385
LIABILITIES AND EQUITY
Deposits (Note 6)
Personal	$121,861	$118,153
Business and government	134,303	125,055
Bank	6,155	4,723
Secured borrowings	49,171	52,413
	311,490	300,344
Obligations related to securities sold short	13,251	13,035
Cash collateral on securities lent	1,700	1,593
Capital Trust securities	1,632	1,678
Obligations related to securities sold under repurchase agreements	6,348	6,631
Other
Derivative instruments	20,476	27,091
Acceptances	10,824	10,481
Other liabilities	9,690	10,671
	40,990	48,243
Subordinated indebtedness	4,218	4,823
Equity
Preferred shares	1,706	1,706
Common shares (Note 8)	7,757	7,769
Contributed surplus	82	85
Retained earnings	8,026	7,042
Accumulated other comprehensive income (AOCI)	179	264
Total shareholders’ equity	17,750	16,866
Non-controlling interests	168	172
Total equity	17,918	17,038
	$397,547	$393,385

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2013	41

Consolidated statement of income

	For the three months ended			For the nine months ended
Unaudited, $ millions, except as noted	2013 Jul. 31	2013 Apr. 30	2012 Jul. 31	2013 Jul. 31	2012 Jul. 31
Interest income
Loans	$2,479	$2,389	$2,532	$7,342	$7,526
Securities	412	409	394	1,224	1,145
Securities borrowed or purchased under resale agreements	82	86	83	256	236
Deposits with banks	9	10	11	30	31
	2,982	2,894	3,020	8,852	8,938
Interest expense
Deposits	904	866	910	2,674	2,735
Securities sold short	85	82	85	250	249
Securities lent or sold under repurchase agreements	20	27	33	77	126
Subordinated indebtedness	46	50	52	148	156
Capital Trust securities	31	36	36	101	108
Other	13	10	21	41	86
	1,099	1,071	1,137	3,291	3,460
Net interest income	1,883	1,823	1,883	5,561	5,478
Non-interest income
Underwriting and advisory fees	98	97	99	301	320
Deposit and payment fees	223	195	203	609	581
Credit fees	118	109	112	345	307
Card fees	151	142	154	449	467
Investment management and custodial fees	119	117	107	348	314
Mutual fund fees	258	249	219	747	650
Insurance fees, net of claims	94	86	81	265	243
Commissions on securities transactions	106	107	96	314	304
Trading income (loss)	24	(1)	(16)	37	70
AFS securities gains, net	48	83	70	203	203
FVO gains (losses), net	2	–	(9)	(1)	(28)
Foreign exchange other than trading	18	17	17	39	82
Income from equity-accounted associates and joint ventures	40	29	30	94	116
Other	81	86	103	272	283
	1,380	1,316	1,266	4,022	3,912
Total revenue	3,263	3,139	3,149	9,583	9,390
Provision for credit losses (Note 4)	320	265	317	850	963
Non-interest expenses
Employee compensation and benefits	1,079	1,037	1,036	3,198	3,043
Occupancy costs	171	180	170	519	515
Computer, software and office equipment	269	251	259	767	756
Communications	75	80	75	232	230
Advertising and business development	59	51	63	157	164
Professional fees	45	39	47	120	129
Business and capital taxes	15	14	15	46	38
Other	161	169	166	643	511
	1,874	1,821	1,831	5,682	5,386
Income before income taxes	1,069	1,053	1,001	3,051	3,041
Income taxes	179	177	160	487	554
Net income	$890	$876	$841	$2,564	$2,487
Net income attributable to non-controlling interests	$–	$2	$2	$4	$6
Preferred shareholders	$25	$25	$29	$75	$129
Common shareholders	865	849	810	2,485	2,352
Net income attributable to equity shareholders	$890	$874	$839	$2,560	$2,481
Earnings per share (in dollars) (Note 12)
–Basic	$2.16	$2.12	$2.00	$6.19	$5.83
–Diluted	2.16	2.12	2.00	6.19	5.83
Dividends per common share (in dollars)	0.96	0.94	0.90	2.84	2.70

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

42	CIBC THIRD QUARTER 2013

Consolidated statement of comprehensive income

		For the three months ended		For the nine months ended
Unaudited, $ millions	2013 Jul. 31	2013 Apr. 30	2012 Jul. 31	2013 Jul. 31	2012 Jul. 31
Net income	$890	$876	$841	$2,564	$2,487
Other comprehensive income (OCI), net of tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	165	82	83	226	29
Net (gains) losses on investments in foreign operations reclassified to net income	–	–	–	–	1
Net gains (losses) on hedges of investments in foreign operations	(102)	(53)	(35)	(144)	(15)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	–	–	–	–	(1)
	63	29	48	82	14
Net change in AFS securities
Net gains (losses) on AFS securities	(114)	77	89	(17)	172
Net (gains) losses on AFS securities reclassified to net income	(36)	(60)	(51)	(148)	(148)
	(150)	17	38	(165)	24
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	7	(33)	(1)	2	(1)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(11)	27	(2)	(4)	2
	(4)	(6)	(3)	(2)	1
Total OCI (1)	(91)	40	83	(85)	39
Comprehensive income	$799	$916	$924	$2,479	$2,526
Comprehensive income attributable to non-controlling interests	$–	$2	$2	$4	$6
Preferred shareholders	$25	$25	$29	$75	$129
Common shareholders	774	889	893	2,400	2,391
Comprehensive income attributable to equity shareholders	$799	$914	$922	$2,475	$2,520
(1)	Includes $21 million of losses for the quarter ended July 31, 2013 (April 30, 2013: $3 million of gains; July 31, 2012: $4 million of losses) and $17 million of losses for the nine months ended July 31, 2013 (July 31, 2012: $3 million of gains) relating to our investments in equity-accounted associates and joint ventures.

		For the three months ended		For the nine months ended
Unaudited, $ millions	2013 Jul. 31	2013 Apr. 30	2012 Jul. 31	2013 Jul. 31	2012 Jul. 31
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(12)	$(6)	$(3)	$(17)	$(1)
Net gains (losses) on hedges of investments in foreign operations	17	10	8	25	4
	5	4	5	8	3
Net change in AFS securities
Net gains (losses) on AFS securities	(6)	(19)	(20)	(37)	(42)
Net (gains) losses on AFS securities reclassified to net income	13	22	7	55	47
	7	3	(13)	18	5
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(2)	12	(1)	–	–
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	4	(10)	1	1	(1)
	2	2	–	1	(1)
	$14	$9	$(8)	$27	$7

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2013	43

Consolidated statement of changes in equity

		For the three months ended		For the nine months ended
Unaudited, $ millions	2013 Jul. 31	2013 Apr. 30	2012 Jul. 31	2013 Jul. 31	2012 Jul. 31
Preferred shares
Balance at beginning of period	$1,706	$1,706	$2,006	$1,706	$2,756
Redemption of preferred shares	–	–	–	–	(750)
Balance at end of period	$1,706	$1,706	$2,006	$1,706	$2,006
Common shares
Balance at beginning of period	$7,743	$7,765	$7,697	$7,769	$7,376
Issue of common shares	15	26	49	100	366
Purchase of common shares for cancellation	–	(48)	–	(112)	–
Treasury shares	(1)	–	(2)	–	2
Balance at end of period	$7,757	$7,743	$7,744	$7,757	$7,744
Contributed surplus
Balance at beginning of period	$80	$79	$86	$85	$93
Stock option expense	2	1	2	4	6
Stock options exercised	–	(1)	(1)	(7)	(12)
Other	–	1	–	–	–
Balance at end of period	$82	$80	$87	$82	$87
Retained earnings
Balance at beginning of period	$7,545	$7,229	$6,276	$7,042	$5,457
Net income attributable to equity shareholders	890	874	839	2,560	2,481
Dividends
Preferred	(25)	(25)	(29)	(75)	(99)
Common	(384)	(376)	(365)	(1,139)	(1,089)
Premium on redemption of preferred shares	–	–	–	–	(30)
Premium on purchase of common shares for cancellation	–	(158)	–	(363)	–
Other	–	1	(2)	1	(1)
Balance at end of period	$8,026	$7,545	$6,719	$8,026	$6,719
AOCI, net of tax
Net foreign currency translation adjustments
Balance at beginning of period	$(69)	$(98)	$(122)	$(88)	$(88)
Net change in foreign currency translation adjustments	63	29	48	82	14
Balance at end of period	$(6)	$(69)	$(74)	$(6)	$(74)
Net gains (losses) on AFS securities
Balance at beginning of period	$335	$318	$324	$350	$338
Net change in AFS securities	(150)	17	38	(165)	24
Balance at end of period	$185	$335	$362	$185	$362
Net gains (losses) on cash flow hedges
Balance at beginning of period	$4	$10	$(1)	$2	$(5)
Net change in cash flow hedges	(4)	(6)	(3)	(2)	1
Balance at end of period	$–	$4	$(4)	$–	$(4)
Total AOCI, net of tax	$179	$270	$284	$179	$284
Non-controlling interests
Balance at beginning of period	$168	$166	$163	$172	$164
Net income attributable to non-controlling interests	–	2	2	4	6
Dividends	(2)	–	(3)	(4)	(5)
Other	2	–	5	(4)	2
Balance at end of period	$168	$168	$167	$168	$167
Equity at end of period	$17,918	$17,512	$17,007	$17,918	$17,007

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

44	CIBC THIRD QUARTER 2013

Consolidated statement of cash flows

		For the three months ended		For the nine months ended
Unaudited, $ millions	2013 Jul. 31	2013 Apr. 30	2012 Jul. 31	2013 Jul. 31	2012 Jul. 31
Cash flows provided by (used in) operating activities
Net income	$890	$876	$841	$2,564	$2,487
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	320	265	317	850	963
Amortization (1)	88	86	91	256	274
Stock option expense	2	1	2	4	6
Deferred income taxes	4	95	188	85	152
AFS securities gains, net	(48)	(83)	(70)	(203)	(203)
Net gains on disposal of land, buildings and equipment	–	(1)	(3)	(3)	(3)
Other non-cash items, net	(93)	(44)	82	(208)	193
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(1,538)	(1,030)	(2,523)	(3,788)	(2,819)
Loans, net of repayments	(1,399)	(1,543)	(1,257)	(2,496)	(5,877)
Deposits, net of withdrawals	4,630	753	8,156	11,572	15,931
Obligations related to securities sold short	(315)	1,253	2,053	216	1,628
Accrued interest receivable	58	(30)	96	95	59
Accrued interest payable	(276)	165	(212)	(407)	(374)
Derivative assets	4,701	(355)	(2,919)	6,273	(1,575)
Derivative liabilities	(4,570)	501	2,955	(6,605)	1,932
Trading securities	2,920	(4,967)	(1,496)	(2,556)	(6,434)
FVO securities	22	(5)	33	18	140
Other FVO assets and liabilities	66	160	(469)	280	(544)
Current income taxes	(24)	(122)	(225)	(561)	(727)
Cash collateral on securities lent	119	121	(757)	107	(566)
Obligations related to securities sold under repurchase agreements	646	1,186	724	(283)	(37)
Cash collateral on securities borrowed	(711)	(230)	(874)	(1,107)	(2,152)
Securities purchased under resale agreements	(4,338)	2,802	(5,523)	(1,954)	(3,326)
Other, net	(601)	381	(284)	94	(653)
	553	235	(1,074)	2,243	(1,525)
Cash flows provided by (used in) financing activities
Redemption/repurchase of subordinated indebtedness	(550)	(11)	(272)	(561)	(272)
Redemption of preferred shares	–	–	–	–	(780)
Issue of common shares for cash	15	25	48	93	354
Purchase of common shares for cancellation	–	(206)	–	(475)	–
Net proceeds from treasury shares	(1)	–	(2)	–	2
Dividends paid	(409)	(401)	(394)	(1,214)	(1,188)
	(945)	(593)	(620)	(2,157)	(1,884)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(6,894)	(6,094)	(7,951)	(19,630)	(30,846)
Proceeds from sale of AFS securities	4,408	4,310	7,995	11,420	20,207
Proceeds from maturity of AFS securities	2,780	2,461	2,048	8,034	15,274
Net cash used in acquisitions	–	–	(202)	–	(205)
Net cash provided by dispositions	5	–	–	46	–
Net purchase of land, buildings and equipment	(52)	(47)	(94)	(138)	(192)
	247	630	1,796	(268)	4,238
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	21	12	17	31	9
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	(124)	284	119	(151)	838
Cash and non-interest-bearing deposits with banks at beginning of period	2,586	2,302	2,200	2,613	1,481
Cash and non-interest-bearing deposits with banks at end of period (2)	$2,462	$2,586	$2,319	$2,462	$2,319
Cash interest paid	$1,375	$906	$1,349	$3,698	$3,834
Cash income taxes paid	199	204	197	963	1,129
Cash interest and dividends received	3,040	2,864	3,116	8,947	8,997
(1)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted balance of $264 million (April 30, 2013: $266 million; July 31, 2012: $274 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2013	45

Notes to the interim consolidated financial statements

(Unaudited)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2012, except as noted. Effective November 1, 2012, we retrospectively adopted the amended IAS 1 “Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income”, which requires separate presentation of items of OCI that are subject to reclassification to net income in the future from those that are not subject to reclassification.

All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on August 28, 2013.

1.	Fair value of financial instruments

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the interim consolidated balance sheet are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2013 Jul. 31	2012 Oct. 31	2013 Jul. 31	2012 Oct. 31	2013 Jul. 31	2012 Oct. 31	2013 Jul. 31	2012 Oct. 31
Financial assets
Trading securities
Government issued or guaranteed	$1,124	$2,052	$9,238	$8,468	$–	$–	$10,362	$10,520
Corporate equity	25,076	23,693	3,786	3,600	–	–	28,862	27,293
Corporate debt	–	–	2,241	1,351	–	–	2,241	1,351
Mortgage- and asset-backed	–	–	582	538	839	628	1,421	1,166
	$26,200	$25,745	$15,847	$13,957	$839	$628	$42,886	$40,330
Trading loans
Business and government	$1,721	$866	$137	$27	$8	$12	$1,866	$905
AFS securities
Government issued or guaranteed	$1,520	$1,889	$12,759	$15,389	$–	$–	$14,279	$17,278
Corporate equity	27	14	16	1	639	639	682	654
Corporate debt	–	–	7,321	4,977	23	21	7,344	4,998
Mortgage- and asset-backed	–	–	2,263	1,060	347	710	2,610	1,770
	$1,547	$1,903	$22,359	$21,427	$1,009	$1,370	$24,915	$24,700
FVO securities
Government issued or guaranteed	$–	$–	$44	$47	$–	$–	$44	$47
Corporate debt	–	–	92	87	–	–	92	87
Asset-backed	–	–	–	–	150	170	150	170
	$–	$–	$136	$134	$150	$170	$286	$304
FVO securities purchased under resale agreements	$–	$–	$38	$38	$–	$–	$38	$38
Derivative instruments
Interest rate	$–	$12	$13,980	$20,166	$43	$80	$14,023	$20,258
Foreign exchange	–	–	5,257	5,386	–	–	5,257	5,386
Credit	–	–	–	–	342	591	342	591
Equity	115	33	314	209	1	12	430	254
Precious metal	–	7	33	15	–	–	33	22
Other commodity	120	193	510	335	–	–	630	528
	$235	$245	$20,094	$26,111	$386	$683	$20,715	$27,039
Total financial assets	$29,703	$28,759	$58,611	$61,694	$2,392	$2,863	$90,706	$93,316
Financial liabilities
Deposits and other liabilities (1)	$–	$–	$(1,682)	$(1,483)	$(692)	$(597)	$(2,374)	$(2,080)
Obligations related to securities sold short	(7,549)	(6,805)	(5,702)	(6,230)	–	–	(13,251)	(13,035)
	$(7,549)	$(6,805)	$(7,384)	$(7,713)	$(692)	$(597)	$(15,625)	$(15,115)
Derivative instruments
Interest rate	$–	$–	$(13,206)	$(19,540)	$(49)	$(85)	$(13,255)	$(19,625)
Foreign exchange	–	–	(4,959)	(4,556)	–	–	(4,959)	(4,556)
Credit	–	–	–	–	(473)	(1,315)	(473)	(1,315)
Equity	(121)	(18)	(1,118)	(936)	(4)	(2)	(1,243)	(956)
Precious metal	(9)	(18)	(25)	(13)	–	–	(34)	(31)
Other commodity	(146)	(101)	(366)	(507)	–	–	(512)	(608)
	$(276)	$(137)	$(19,674)	$(25,552)	$(526)	$(1,402)	$(20,476)	$(27,091)
Total financial liabilities	$(7,825)	$(6,942)	$(27,058)	$(33,265)	$(1,218)	$(1,999)	$(36,101)	$(42,206)
(1)	Comprises FVO deposits of $1,751 million (October 31, 2012: $1,488 million), FVO secured borrowings of $324 million (October 31, 2012: $365 million), bifurcated embedded derivatives of $231 million (October 31, 2012: $184 million), FVO other liabilities of $19 million (October 31, 2012: $3 million), and other financial liabilities measured at fair value of $49 million (October 31, 2012: $40 million). Changes in our own credit risk had an insignificant impact on the determination of the fair value of our FVO deposits.

46	CIBC THIRD QUARTER 2013

Transfers into or out of Level 3 can occur as a result of additional or new information regarding valuation inputs and changes in their observabillity. During the quarter, we transferred $22 million of corporate equities from Level 3 to Level 2 (April 30, 2013: $2 million of certain bifurcated embedded derivatives along with an offsetting amount of derivatives we held as hedges from Level 2 to Level 3; January 31, 2013: $12 million of certain bifurcated embedded derivatives from Level 3 to Level 2).

The net gains recognized in the interim consolidated statement of income on the financial instruments, for which fair values were estimated using valuation techniques requiring non-observable market parameters, for the quarter and nine months ended July 31, 2013 were $43 million and $173 million, respectively (net gains of $26 million and $118 million for the quarter and nine months ended July 31, 2012, respectively).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains (losses) included in income
$ millions, for the three months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer into Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Jul. 31, 2013
Trading securities
Mortgage- and asset-backed	$844	$27	$39	$–	$–	$–	$–	$–	$–	$(71)	$839
Trading loans
Business and government	8	–	–	–	–	–	–	–	–	–	8
AFS securities
Corporate equity	667	19	(1)	10	–	(22)	11	–	(45)	–	639
Corporate debt	21	–	–	2	–	–	–	–	–	–	23
Mortgage- and asset-backed	435	–	–	(2)	–	–	–	–	–	(86)	347
FVO securities
Asset-backed	171	6	4	–	–	–	–	–	–	(31)	150
Derivative instruments
Interest rate	75	(1)	(8)	–	–	–	–	–	(18)	(5)	43
Credit	338	(11)	27	–	–	–	–	–	–	(12)	342
Equity	2	–	(1)	–	–	–	–	–	–	–	1
Total assets	$2,561	$40	$60	$10	$–	$(22)	$11	$–	$(63)	$(205)	$2,392
Deposits and other liabilities (3)	$(668)	$(6)	$(38)	$–	$–	$–	$(3)	$(3)	$5	$21	$(692)
Derivative instruments
Interest rate	(80)	1	7	–	–	–	–	–	18	5	(49)
Credit	(479)	3	(23)	–	–	–	–	–	–	26	(473)
Equity	(3)	–	(1)	–	–	–	–	–	–	–	(4)
Total liabilities	$(1,230)	$(2)	$(55)	$–	$–	$–	$(3)	$(3)	$23	$52	$(1,218)
Oct. 31, 2012
Trading securities
Mortgage- and asset-backed	$611	$11	$25	$–	$–	$–	$1	$–	$–	$(20)	$628
Trading loans
Business and government	16	–	(4)	–	–	–	–	–	–	–	12
AFS securities
Corporate equity	668	14	(10)	(17)	–	–	8	–	(24)	–	639
Corporate debt	65	44	(2)	(31)	–	–	–	–	(51)	(4)	21
Mortgage- and asset-backed	863	–	–	4	–	–	–	–	–	(157)	710
FVO securities
Asset-backed	195	16	18	–	–	–	–	–	(18)	(41)	170
Derivative instruments
Interest rate	82	2	(2)	–	–	–	–	–	–	(2)	80
Credit	758	(4)	(142)	–	–	–	–	–	–	(21)	591
Equity	9	–	3	–	–	–	–	–	–	–	12
Total assets	$3,267	$83	$(114)	$(44)	$–	$–	$9	$–	$(93)	$(245)	$2,863
Deposits and other liabilities (3)	$(582)	$(1)	$(24)	$–	$–	$27	$(3)	$(6)	$(20)	$12	$(597)
Derivative instruments
Interest rate	(89)	(11)	2	–	–	–	–	–	–	13	(85)
Credit	(1,494)	11	126	–	–	–	–	–	–	42	(1,315)
Equity	(3)	1	1	–	–	–	–	–	–	(1)	(2)
Total liabilities	$(2,168)	$–	$105	$–	$–	$27	$(3)	$(6)	$(20)	$66	$(1,999)
(1)	Includes foreign currency gains and losses.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Includes FVO deposits of $559 million (October 31, 2012: $472 million) and bifurcated embedded derivatives of $133 million (October 31, 2012: $122 million).

Sensitivity of Level 3 financial assets and liabilities

Valuation techniques using predominantly non-observable market inputs are used for a number of financial instruments including our structured credit run-off business. The effect of changing one or more of the Level 3 inputs used to fair value our significant Level 3 financial assets and liabilities to reasonably alternative assumptions would change the fair value significantly as described below.

Within our structured credit run-off business our primary sources of exposure, which are derived either through direct holdings or derivatives, are U.S. residential mortgage market contracts, collateralized loan obligations, corporate debt and other.The structured credit positions carried on the consolidated balance sheet at fair value are within trading securities, FVO securities, trading loans and derivatives. These fair values are generally derived from and are sensitive to indicative broker quotes and internal models that utilize default rates, recovery rates, prepayment rates, discount rates and credit spreads as key

CIBC THIRD QUARTER 2013	47

inputs. The fair value of the credit derivatives is also sensitive to credit valuation adjustments for counterparty risk. Structured credit positions classified as loans and receivables are carried at amortized cost and are excluded from this analysis. While the impact of adjusting the indicative broker quotes, default rates, recovery rates, prepayment rates, discount rates and credit spreads to reasonably possible alternatives is asymmetric on an individual exposure class basis, in aggregate the impact would increase fair values by up to $91 million or decrease fair values by up to $91 million.

As at July 31, 2013, the fair value of our investment in private corporate equity primarily consists of $416 million of investments in investment funds as a limited partner (LP) and $222 million of investments in private companies. The fair value of our LPs is determined based on the net asset value (NAV) provided by the fund managers, adjusted as appropriate. The fair value of LPs is sensitive to changes in the NAV and by adjusting the NAV within a reasonable possible range, the aggregate fair value of our LPs would increase by $33 million or decrease by $33 million. The fair value of our investments in private companies is derived from applying applicable valuation multiples to financial indicators such as revenue or earnings. We apply professional judgment in our selection of the multiple from comparable listed companies, which is then further adjusted for company specific factors. The fair value of private companies is sensitive to changes in the multiple we apply and by adjusting the multiple within a reasonable possible range, the aggregate fair value for our investment in private companies would increase by $45 million or decrease by $44 million.

As at July 31, 2013, the fair value of our asset-backed securities (ABS) of $343 million is determined based on non-observable credit spreads and assumptions concerning the repayment of receivables underlying these ABS. The fair value of our ABS is sensitive to changes in the credit spreads and prepayment assumptions. By adjusting these non-observable inputs, the fair value would increase by $29 million or decrease by $31 million.

2.	Significant acquisition and disposition

Atlantic Trust Private Wealth Management

On April 11, 2013, CIBC announced that it entered into a definitive agreement to acquire Atlantic Trust Private Wealth Management (Atlantic Trust) from its parent company, Invesco Ltd., for US$210 million. Atlantic Trust, which has approximately US$20 billion in assets under management, provides integrated wealth management solutions for high-net-worth individuals, families, foundations and endowments. The transaction is subject to regulatory approval and is expected to close in early fiscal 2014. The results of the acquired business will be consolidated from the date of close and will be included in the Wealth Management strategic business unit (SBU).

Private wealth management (Asia)

On January 25, 2013, CIBC sold its stand-alone Hong Kong and Singapore-based private wealth management business. This niche advisory and brokerage business, which was included in International banking within Corporate and Other, provided private banking services to a small number of high-net-worth individuals in the Asia-Pacific region and had assets under management of approximately $2 billion. As a result, CIBC recognized a gain, net of associated expenses, of $16 million ($16 million after-tax) during the quarter ended January 31, 2013. CIBC’s other businesses in Asia were unaffected by this transaction.

48	CIBC THIRD QUARTER 2013

3.	Securities

Fair value of AFS securities

$ millions, as at	2013 Jul. 31				2012 Oct. 31
	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$6,022	$23	$–	$6,045	$6,683	$84	$(2)	$6,765
Other Canadian governments	2,643	30	–	2,673	4,197	28	(2)	4,223
U.S. Treasury and agencies	3,418	3	(48)	3,373	4,393	14	(8)	4,399
Other foreign governments	2,193	18	(23)	2,188	1,885	24	(18)	1,891
Mortgage-backed securities	2,244	6	(7)	2,243	1,004	19	–	1,023
Asset-backed securities	362	5	–	367	736	11	–	747
Corporate public debt	7,306	61	(32)	7,335	4,938	69	(18)	4,989
Corporate private debt	5	4	–	9	5	4	–	9
Corporate public equity	10	18	–	28	5	11	–	16
Corporate private equity	402	252	–	654	378	260	–	638
	$24,605	$420	$(110)	$24,915	$24,224	$524	$(48)	$24,700

As at July 31, 2013, the amortized cost of 247 AFS securities that are in a gross unrealized loss position (October 31, 2012: 100 securities) exceeded their fair value by $110 million (October 31, 2012: $48 million). The securities that have been in a gross unrealized loss position for more than a year include 7 AFS securities (October 31, 2012: 6 securities), with a gross unrealized loss of less than $1 million (October 31, 2012: less than $1 million).

Reclassification of financial instruments

In October 2008, amendments made to IAS 39 “Financial Instruments – Recognition and Measurement” and IFRS 7 “Financial Instruments – Disclosures” permitted certain trading financial assets to be reclassified to loans and receivables and AFS in rare circumstances. As a result of these amendments, we reclassified certain securities to loans and receivables and AFS with effect from July 1, 2008. During the quarter and nine months ended July 31, 2013, we have not reclassified any securities.

The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified:

$ millions, as at		2013 Jul. 31		2012 Oct. 31
		Fair value	Carrying value	Fair value	Carrying value
Trading assets previously reclassified to loans and receivables		$ 3,047	$3,089	$3,864	$3,940
Trading assets previously reclassified to AFS		9	9	14	14
Total financial assets reclassified		$3,056	$3,098	$3,878	$3,954

		For the three months ended		For the nine months ended
$ millions	2013 Jul. 31	2013 Apr. 30	2012 Jul. 31	2013 Jul. 31	2012 Jul. 31
Net income (before taxes) recognized on assets reclassified
Interest income	$16	$20	$25	$52	$78
Impairment write-downs	–	(14)	–	(14)	–
	$16	$6	$25	$38	$78
Change in fair value recognized in net income (before taxes) on assets if reclassification had not been made
On trading assets previously reclassified to loans and receivables	$(9)	$(11)	$(4)	$4	$40
On trading assets previously reclassified to AFS	–	–	(2)	–	(2)
	$(9)	$(11)	$(6)	$4	$38

The effective interest rates on trading securities previously reclassified to AFS ranged from 3% to 13% with expected recoverable cash flows of $1.2 billion as of their reclassification date. The effective interest rates on trading assets previously reclassified to loans and receivables ranged from 4% to 10% with expected recoverable cash flows of $7.9 billion as of their reclassification date.

CIBC THIRD QUARTER 2013	49

4.	Loans

Allowance for credit losses

				As at or for the three months ended		As at or for the nine months ended
$ millions			2013 Jul. 31	2013 Apr. 30	2012 Jul. 31	2013 Jul. 31	2012 Jul. 31
	Individual allowance	Collective allowance	Total allowance	Total allowance	Total allowance	Total allowance	Total allowance
Balance at beginning of period	$391	$1,426	$1,817	$1,881	$1,904	$1,916	$1,851
Provision for credit losses	27	293	320	265	317	850	963
Write-offs	(8)	(354)	(362)	(368)	(323)	(1,066)	(968)
Recoveries	–	49	49	46	44	139	127
Interest income on impaired loans	(5)	(5)	(10)	(9)	(10)	(28)	(37)
Other	4	5	9	2	4	12	–
Balance at end of period	$409	$1,414	$1,823	$1,817	$1,936	$1,823	$1,936
Comprises:
Loans	$409	$1,350	$1,759	$1,756	$1,884	$1,759	$1,884
Undrawn credit facilities (1)	–	64	64	61	52	64	52
(1)	Included in Other liabilities on the interim consolidated balance sheet.

Impaired loans

$ millions, as at				2013 Jul. 31	2012 Oct. 31
	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired	Net impaired
Residential mortgages	$467	$1	$75	$391	$427
Personal	201	9	132	60	83
Business and government	955	399	6	550	636
Total impaired loans (2)	$1,623	$409	$213	$1,001	$1,146
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have collective allowance of $1,201 million (October 31, 2012: $1,195 million) on balances and commitments which are not impaired.
(2)	Average balance of gross impaired loans for the quarter ended July 31, 2013 totalled $1,688 million (for the quarter ended October 31, 2012: $1,872 million).

Contractually past due loans but not impaired

$ millions, as at				2013 Jul. 31	2012 Oct. 31
	Less than 31 days	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$1,843	$660	$241	$2,744	$2,732
Personal	452	97	19	568	564
Credit card	699	174	109	982	1,060
Business and government	147	85	22	254	284
	$3,141	$1,016	$391	$4,548	$4,640

5.	Structured entities and derecognition of financial assets

Structured entities

Structured entities are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. Structured entities include special purpose entities which are entities that are created to accomplish a narrow and well-defined objective.

We consolidate a structured entity when the substance of the relationship indicates that we control the structured entity.

Details of our consolidated and non-consolidated structured entities are provided on pages 117 and 118 of the 2012 Annual Report.

With respect to our Covered Bond Programme as at July 31, 2013, $11.9 billion of mortgages with a fair value of $11.9 billion (October 31, 2012: $14.6 billion with a fair value of $14.7 billion) supported associated covered bond liabilities of $11.4 billion with a fair value of $11.5 billion (October 31, 2012: $13.9 billion with a fair value of $14.0 billion).

With respect to Cards II Trust and Broadway Trust entities as at July 31, 2013, $4.6 billion of credit card receivable assets with a fair value of $4.6 billion (October 31, 2012: $5.0 billion with a fair value of $5.0 billion) supported associated funding liabilities of $4.6 billion with a fair value of $4.6 billion (October 31, 2012: $4.9 billion with a fair value of $5.0 billion).

As at July 31, 2013, there were $2.6 billion (October 31, 2012: $1.6 billion) of total assets in our non-consolidated multi-seller conduits. Our on-balance sheet amounts and maximum exposure to loss related to structured entities that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on structured entity reference assets. The impact of CVA is not considered in the table below.

50	CIBC THIRD QUARTER 2013

	CIBC sponsored conduits	CIBC structured collateralized debt obligation vehicles			Pass-through investment structures	Commercial mortgage securitization trust
			Third-party structured vehicles
$ millions, as at July 31, 2013			Run-off	Continuing
On-balance sheet assets at carrying value (1)
Trading securities	$72	$7	$817	$189	$3,272	$2
AFS securities	–	2	–	367	–	–
FVO securities	–	–	146	–	–	–
Loans	81	177	2,763	24	–	–
Derivatives (2)	–	–	–	–	48	–
	$153	$186	$3,726	$580	$3,320	$2
October 31, 2012	$103	$232	$4,313	$1,004	$2,259	$1
On-balance sheet liabilities at carrying value (1)
Derivatives (2)	$–	$18	$399	$–	$294	$–
October 31, 2012	$–	$23	$1,198	$–	$151	$–
Maximum exposure to loss, net of hedges
Investment and loans	$153	$186	$3,726	$580	$3,272	$2
Notional of written derivatives, less fair value losses	–	146	2,774	–	–	–
Liquidity and credit facilities	2,487	42	241	27	–	–
Less: hedges of investments, loans and written derivatives exposure	–	(275)	(5,652)	–	(3,272)	–
	$2,640	$99	$1,089	$607	$–	$2
October 31, 2012	$1,657	$100	$1,360	$1,027	$–	$1
(1)	Excludes structured entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).
(2)	Comprises written credit default swaps and total return swaps under which we assume exposures and excludes all other derivatives.

Derecognition of financial assets

Details of the financial assets that did not qualify for derecognition are provided on page 120 of the 2012 Annual Report.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at		2013 Jul. 31		2012 Oct. 31
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgages securitizations (1)	$31,411	$31,387	$32,409	$32,528
Securities held by counterparties as collateral under repurchase agreements (2)(3)	1,314	1,314	1,795	1,795
Securities lent for securities collateral (2)(3)	7,393	7,393	5,324	5,324
	$40,118	$40,094	$39,528	$39,647
Carrying amount of associated liabilities (4)	$41,937	$41,832	$40,762	$40,830
(1)	Includes $7.2 billion (October 31, 2012: $4.0 billion) of mortgages underlying mortgage-backed securities held by CMHC counterparties as collateral under repurchase agreements. Certain cash in transit balances related to the securitization process amounting to $1,685 million (October 31, 2012: $1,196 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third-party pledged assets.
(4)	Includes the obligation to return off-balance sheet securities collateral on securities lent.

Additionally, we securitized $26.8 billion with a fair value of $26.8 billion (October 31, 2012: $22.7 billion with a fair value of $22.8 billion) of mortgages that were not transferred to external parties.

CIBC THIRD QUARTER 2013	51

6.	Deposits(1)(2)

$ millions, as at				2013 Jul. 31	2012 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)	Total	Total
Personal	$8,655	$72,337	$40,869	$121,861	$118,153
Business and government	29,341	19,791	85,171	134,303	125,055
Bank	1,324	9	4,822	6,155	4,723
Secured borrowings (6)	–	–	49,171	49,171	52,413
	$39,320	$92,137	$180,033	$311,490	$300,344
Comprised of:
Held at amortized cost				$309,415	$298,491
Designated at fair value				2,075	1,853
				$311,490	$300,344
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$34,462	$29,717
In foreign offices				2,449	2,592
Interest-bearing deposits
In domestic offices				231,901	228,790
In foreign offices				42,678	38,808
U.S. federal funds purchased				–	437
				$311,490	$300,344
(1)	Includes deposits of $70.6 billion (October 31, 2012: $66.8 billion) denominated in U.S. dollars and deposits of $7.5 billion (October 31, 2012: $6.5 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $882 million (October 31, 2012: $1,127 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

7.	Subordinated indebtedness

On June 6, 2013, we redeemed all $550 million of our 5.15% Medium Term Notes (subordinated indebtedness) due June 6, 2018. In accordance with their terms, the Medium Term Notes were redeemed at 100% of their principal value, and accrued but unpaid interest.

During the second quarter of 2013, we purchased and cancelled $8 million (US$8 million) of our floating rate Debentures (subordinated indebtedness) due August 31, 2085, and $10 million (US$10 million) of our floating rate Debentures (subordinated indebtedness) due July 31, 2084.

8.	Share capital

Common shares

	For the three months ended							For the nine months ended
$ millions, except number of shares		2013 Jul. 31		2013 Apr. 30			2012 Jul. 31		2013 Jul. 31			2012 Jul. 31
	Number of shares	Amount	Number of shares	Amount		Number of shares	Amount	Number of shares	Amount		Number of shares	Amount
Balance at beginning of period	399,811,338	$7,743	401,959,802	$7,765		404,944,573	$7,697	404,484,938	$7,769		400,534,211	$7,376
Issuance pursuant to:
Stock option plans	12,922	1	53,807	4		69,753	4	602,115	43		776,926	51
Shareholder investment plan (1)	–	–	–	–		307,189	22	7,672	1		3,385,630	248
Employee share purchase plan	174,495	14	267,760	22		321,344	23	696,219	56		906,065	67
	399,998,755	$7,758	402,281,369	$7,791		405,642,859	$7,746	405,790,944	$7,869		405,602,832	$7,742
Purchase of common shares for cancellation	–	–	(2,471,031)	(48)		–	–	(5,808,331)	(112)		–	–
Treasury shares	(6,500)	(1)	1,000	–	(2)	(16,777)	(2)	9,642	–	(2)	23,250	2
Balance at end of period	399,992,255	$7,757	399,811,338	$7,743		405,626,082	$7,744	399,992,255	$7,757		405,626,082	$7,744
(1)	Commencing with the January 28, 2013 dividend payment, shares distributed under the Shareholder Investment Plan were acquired in the open market.
(2)	Due to rounding.

Normal course issuer bid

Subject to the approval of the Toronto Stock Exchange, we intend to purchase for cancellation up to a maximum of 8 million or approximately 2% of our outstanding common shares, under a normal course issuer bid, over the next 12 months.

During the six months ended April 30, 2013, we purchased and cancelled 5,808,331 common shares at an average price of $81.77 for a total amount of $475 million. This completed the purchase of all shares pursuant to the normal course issuer bid announced on August 30, 2012.

52	CIBC THIRD QUARTER 2013

Regulatory capital and ratios

Our capital ratios and assets-to-capital multiple (ACM) are presented in the following table:

$ millions, as at	2013 (1) Jul. 31	2012 (1) Oct. 31
Basel III – Transitional basis
Common Equity Tier 1 (CET1) capital	$16,218	n/a
Tier 1 capital	17,412	n/a
Total capital	21,251	n/a
Risk-weighted assets (RWA)	152,176	n/a
CET1 ratio	10.7%	n/a
Tier 1 capital ratio	11.4%	n/a
Total capital ratio	14.0%	n/a
ACM	18.1	x	n/a
Basel III – All-in-basis
CET1 capital	$12,483	n/a
Tier 1 capital	15,578	n/a
Total capital	19,661	n/a
RWA	133,994	n/a
CET1 ratio	9.3%	n/a
Tier 1 capital ratio	11.6%	n/a
Total capital ratio	14.7%	n/a
Basel II
Tier 1 capital	n/a	$15,940	(2)
Total capital	n/a	19,924	(2)
RWA	n/a	115,229
Tier 1 capital ratio	n/a	13.8%
Total capital ratio	n/a	17.3%
ACM	n/a	17.4	x
(1)	Capital measures for fiscal year 2013 are based on Basel III whereas fiscal 2012 measures are based on Basel II.
(2)	Incorporate OSFI’s IFRS transitional relief election.
n/a	Not applicable.

During the quarter and nine months ended July 31, 2013, we have complied with all of our regulatory capital requirements.

9.	Capital Trust securities

On March 13, 2009, CIBC Capital Trust (the Trust), a consolidated trust, issued $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108, and $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108 (collectively, the Notes). The table below presents the significant terms and conditions of the Notes:

$ millions, as at						2013 Jul. 31		2012 Oct. 31
				Earliest redemption dates
	Issue date	Interest payment dates	Yield	At greater of Canada Yield Price (1) and par	At par	Par value	Carrying value	Par value	Carrying value
Series A	March 13, 2009	June 30, December 31	9.976%	June 30, 2014	June 30, 2019	$1,300	$1,326	$1,300	$1,366
Series B	March 13, 2009	June 30, December 31	10.250%	June 30, 2014	June 30, 2039	300	303	300	322
						1,600	1,629	1,600	1,688
Notes sold short (held) for trading purposes						2	3	(7)	(10)
						$1,602	$1,632	$1,593	$1,678
(1)	Canada Yield Price: a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus (i) for the CIBC Tier 1 Notes – Series A, (a) 1.735% if the redemption date is any time prior to June 30, 2019, or (b) 3.475% if the redemption date is any time on or after June 30, 2019, and (ii) for the CIBC Tier 1 Notes – Series B, (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.

10.	Post-employment benefit expense

	For the three months ended			For the nine months ended
$ millions	2013 Jul. 31	2013 Apr. 30	2012 Jul. 31	2013 Jul. 31	2012 Jul. 31
Defined benefit plans
Pension plans	$31	$33	$30	$99	$95
Other post-employment plans	9	9	8	27	24
Total net defined benefit expense	$40	$42	$38	$126	$119
Defined contribution plans
CIBC’s pension plans	$3	$3	$3	$9	$9
Government pension plans (1)	21	21	19	63	59
Total defined contribution expense	$24	$24	$22	$72	$68
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

CIBC THIRD QUARTER 2013	53

11.	Income taxes

Deferred income tax assets and liabilities

As at July 31, 2013, we had available gross deferred income tax assets of $371 million (October 31, 2012: $457 million) and gross deferred income tax liabilities of $37 million (October 31, 2012: $37 million).

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. In response to a motion by CIBC to strike the Crown’s replies, the Tax Court of Canada (TCC) ordered and the Federal Court of Appeal confirmed that the Crown must submit amended replies. On July 30, 2013, the Crown filed a Fresh as Amended Reply with the TCC. We expect the TCC trial on the deductibility of the Enron payments to commence in the latter part of 2014 or early 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $192 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $866 million and non-deductible interest of approximately $124 million.

12.	Earnings per share

	For the three months ended			For the nine months ended
$ millions, except number of shares and per share amounts	2013 Jul. 31	2013 Apr. 30	2012 Jul. 31	2013 Jul. 31	2012 Jul. 31
Basic Earnings per share (EPS)
Net income attributable to equity shareholders	$890	$874	$839	$2,560	$2,481
Less: Preferred share dividends and premiums	25	25	29	75	129
Net income attributable to common shareholders	$865	$849	$810	$2,485	$2,352
Weighted-average common shares outstanding (thousands)	399,952	400,400	405,165	401,237	403,108
Basic EPS	$2.16	$2.12	$2.00	$6.19	$5.83
Diluted EPS
Net income attributable to diluted common shareholders	$865	$849	$810	$2,485	$2,352
Weighted-average common shares outstanding (thousands)	399,952	400,400	405,165	401,237	403,108
Add: Stock options potentially exercisable (1) (thousands)	306	412	352	384	463
Weighted-average diluted common shares outstanding (thousands)	400,258	400,812	405,517	401,621	403,571
Diluted EPS	$2.16	$2.12	$2.00	$6.19	$5.83
(1)	Excludes average options outstanding of 2,002,167 (April 30, 2013: 346,842; July 31, 2012: 1,918,689) with a weighted-average exercise price of $82.27 (April 30, 2013: $95.41; July 31, 2012: $80.40) for the quarter ended July 31, 2013 and average options of 1,007,914 with a weighted-average price of $85.02 for the nine months ended July 31, 2013 (average options of 1,524,476 with a weighted-average price of $82.34 for the nine months ended July 31, 2012), as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

54	CIBC THIRD QUARTER 2013

13.	Contingent liabilities and provision

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to our 2012 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $240 million as at July 31, 2013. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The matters underlying the estimated range as at July 31, 2013 consist of the significant legal matters disclosed in the 2012 year end consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal matters occurred during the nine months ended July 31, 2013:

•	We recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note.
•	In Green v. Canadian Imperial Bank of Commerce, et al., the plaintiffs filed an appeal to the Ontario Court of Appeal which was heard in May 2013 and the court reserved its decision.
•	In Brown v. Canadian Imperial Bank of Commerce and CIBC World Markets Inc. the plaintiffs filed an appeal to the Ontario Divisional Court, which was heard in February 2013. The court released its decision in April denying the plaintiffs’ appeal regarding the decision to deny certification of the matter as a class action. In May, the plaintiffs filed a motion seeking leave to appeal to the Ontario Court of Appeal.
•	In Sherry v. CIBC Mortgages Inc. the motion for class certification is scheduled to be heard in August 2013.
•	In Watson v. Bank of America Corporation, et al., the motion to certify the matter as a class action was heard in April and May and the court reserved its decision.
•	Four additional proposed class actions (Fuze Salon v. BofA Canada Bank, et al., 1023926 Alberta Ltd. v. Bank of America Corporation, et al., The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al., Hello Baby Equipment Inc. v. BofA Canada Bank, et al.) were commenced in western Canada against VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), CIBC and numerous other financial institutions. The actions, brought on behalf of merchants who accepted payment by Visa or MasterCard from 2001 to present, allege two “separate, but interrelated” conspiracies; one in respect of Visa and one in respect of MasterCard. The claims allege that Visa and MasterCard conspired with their issuing banks to set default interchange rate and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The claims allege civil conspiracy, violation of the Competition Act, interference with economic interests and unjust enrichment. The claims seek unspecified general and punitive damages. These matters are similar to previously filed and disclosed proposed class actions relating to default interchange rates and merchant discount fees.
•	In Fresco v. Canadian Imperial Bank of Commerce the Supreme Court of Canada released its decision in March denying CIBC leave to appeal certification of the matter as a class action, and denying the plaintiff’s cross appeal on aggregate damages.
•	In Marcotte v. Bank of Montreal, et al., the Supreme Court of Canada released its decision in April granting leave to appeal. The appeal is scheduled to be heard in February 2014.
•	In the Sino-Forest class actions, the company implemented its restructuring plan in January 2013 under the Companies’ Creditors Arrangement Act and as a result, the proposed class actions are no longer stayed. The motion for class certification in the Labourers’ action is scheduled to be heard in February 2014.
•	In March 2013, a claim was filed in New York State Supreme Court against CIBC by Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. and OPY Credit Corp. (collectively “Oppenheimer”) seeking damages of US$176 million relating to an alleged breach of a credit facility that CIBC entered into in connection with the sale of CIBC’s capital markets business to Oppenheimer in January 2008 (Oppenheimer Holdings Inc. v. Canadian Imperial Bank of Commerce). In addition, as part of the purchase and sale agreement between Oppenheimer and CIBC, Oppenheimer was required to pay CIBC a deferred purchase price of at least US$25 million in April 2013. Oppenheimer has not paid the deferred purchase price to CIBC and has placed the funds in escrow pending the outcome of legal proceedings. In June 2013, CIBC filed an arbitration claim against Oppenheimer for US$25 million.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2012 annual consolidated financial statements, and no significant new matters have arisen during the nine months ended July 31, 2013.

CIBC THIRD QUARTER 2013	55

14.	Segmented information

CIBC has three SBUs – Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by six functional groups – Technology and Operations, Corporate Development, Finance, Treasury, Administration, and Risk Management, which form part of Corporate and Other. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly FirstCaribbean International Bank Limited, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
Jul. 31	Net interest income (1)	$1,479	$46	$365	$(7)	$1,883
2013	Non-interest income	548	500	230	102	1,380
	Intersegment revenue (2)	87	(88)	1	–	–
	Total revenue (1)	2,114	458	596	95	3,263
	Provision for credit losses	241	–	14	65	320
	Amortization (3)	23	2	2	61	88
	Other non-interest expenses	1,010	323	301	152	1,786
	Income (loss) before income taxes	840	133	279	(183)	1,069
	Income taxes (1)	202	31	62	(116)	179
	Net income (loss)	$638	$102	$217	$(67)	$890
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$–	$–
	Equity shareholders	638	102	217	(67)	890
	Average assets (4)	$255,385	$3,964	$123,227	$20,505	$403,081
Apr. 30	Net interest income (1)	$1,422	$46	$368	$(13)	$1,823
2013	Non-interest income	531	481	211	93	1,316
	Intersegment revenue (2)	83	(84)	1	–	–
	Total revenue (1)	2,036	443	580	80	3,139
	Provision for credit losses	233	–	21	11	265
	Amortization (3)	22	3	1	60	86
	Other non-interest expenses	986	320	298	131	1,735
	Income (loss) before income taxes	795	120	260	(122)	1,053
	Income taxes (1)	191	28	62	(104)	177
	Net income (loss)	$604	$92	$198	$(18)	$876
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$2	$2
	Equity shareholders	604	92	198	(20)	874
	Average assets (4)	$254,098	$3,924	$126,104	$20,656	$404,782
Jul. 31	Net interest income (1)	$1,469	$47	$326	$41	$1,883
2012	Non-interest income	543	428	200	95	1,266
	Intersegment revenue (2)	73	(74)	1	–	–
	Total revenue (1)	2,085	401	527	136	3,149
	Provision for credit losses	273	–	34	10	317
	Amortization (3)	22	2	–	67	91
	Other non-interest expenses	1,013	297	284	146	1,740
	Income (loss) before income taxes	777	102	209	(87)	1,001
	Income taxes (1)	183	26	53	(102)	160
	Net income	$594	$76	$156	$15	$841
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$2	$2
	Equity shareholders	594	76	156	13	839
	Average assets (4)	$253,889	$4,079	$120,789	$21,786	$400,543
(1)	Wholesale Banking net interest income and income tax expense includes a taxable equivalent basis (TEB) adjustment of $90 million for the three months ended July 31, 2013 ($97 million and $71 million for the three months ended April 30, 2013 and July 31, 2012, respectively) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

56	CIBC THIRD QUARTER 2013

$ millions, for the nine months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
Jul. 31	Net interest income (1)	$4,362	$139	$1,076	$(16)	$5,561
2013	Non-interest income	1,604	1,446	660	312	4,022
	Intersegment revenue (2)	249	(252)	3	–	–
	Total revenue (1)	6,215	1,333	1,739	296	9,583
	Provision for credit losses	715	–	45	90	850
	Amortization (3)	67	8	4	177	256
	Other non-interest expenses	2,995	955	1,043	433	5,426
	Income (loss) before income taxes	2,438	370	647	(404)	3,051
	Income taxes (1)	585	86	141	(325)	487
	Net income (loss)	$1,853	$284	$506	$(79)	$2,564
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$4	$4
	Equity shareholders	1,853	284	506	(83)	2,560
	Average assets (4)	$253,753	$3,968	$125,010	$20,646	$403,377
Jul. 31	Net interest income (1)	$4,329	$141	$829	$179	$5,478
2012	Non-interest income	1,571	1,332	655	354	3,912
	Intersegment revenue (2)	218	(219)	1	–	–
	Total revenue (1)	6,118	1,254	1,485	533	9,390
	Provision for credit losses	825	–	76	62	963
	Amortization (3)	67	6	2	199	274
	Other non-interest expenses	2,962	918	850	382	5,112
	Income (loss) before income taxes	2,264	330	557	(110)	3,041
	Income taxes (1)	547	75	137	(205)	554
	Net income	$1,717	$255	$420	$95	$2,487
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$6	$6
	Equity shareholders	1,717	255	420	89	2,481
	Average assets (4)	$253,682	$4,061	$115,378	$23,015	$396,136
(1)	Wholesale Banking net interest income and income tax expense includes a TEB adjustment of $279 million for the nine months ended July 31, 2013 ($189 million for the nine months ended July 31, 2012) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

CIBC THIRD QUARTER 2013	57

15.	Future accounting policy changes

The following standards or amendments are effective for us on November 1, 2013:

IAS 19 “Employee Benefits” – In June 2011, the IASB published an amended version of IAS 19. The amendments require the following: (i) recognition of actuarial gains and losses in OCI in the period in which they arise, (ii) recognition of expected return on plan assets in net income to be calculated based on the rate used to discount the defined benefit obligation, and (iii) recognition of past service costs (gains) in net income in the period in which they arise. The amendments will have an impact on our defined benefit post-employment benefit plans, including an expected increase in our net defined benefit post-employment benefit expense and the remeasurement of the funded status of our plans through OCI. Retrospective application of the amendments is expected to result in a decrease in shareholder’s equity due to the recognition in the consolidated statement of changes in equity of unamortized actuarial losses and unamortized past service gains as at October 31, 2013.

IFRS 10 “Consolidated Financial Statements” – Issued in May 2011, IFRS 10 replaces the consolidation guidance in IAS 27 “Separate Financial Statements” and Standards Interpretation Committee (“SIC”)-12 “Consolidation – Special Purpose Entities”. IFRS 10 introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee. Under IFRS 10, control results from an investor having: (i) power over the investee, (ii) exposure or rights to variable returns from its involvement with the investee, and (iii) the ability to use its power over the investee to affect the amount of the investor’s returns. The adoption of IFRS 10 will require us to deconsolidate CIBC Capital Trust from the consolidated financial statements. Upon deconsolidation of CIBC Capital Trust, we will exclude the Capital Trust securities issued by CIBC Capital Trust from our consolidated balance sheet and will instead recognize an equivalent amount of senior deposit notes issued by CIBC to CIBC Capital Trust in Business and government deposits. Otherwise, the adoption of IFRS 10 is not expected to have a significant impact on CIBC’s consolidated financial statements.

IFRS 11 “Joint Arrangements” – Issued in May 2011, IFRS 11 requires entities which had previously accounted for joint ventures using proportionate consolidation to collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented using the equity method. As we presently apply the equity method for our joint arrangements under IFRS, the adoption of IFRS 11 will not have a significant impact on CIBC’s consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” – Issued in May 2011, IFRS 12 requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to provide information to enable users to evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders’ involvement in the activities of consolidated entities, and of associates and joint ventures. The adoption of IFRS 12 will not have a significant impact on CIBC’s consolidated financial statements.

IFRS 13 “Fair Value Measurement” – Issued in May 2011, IFRS 13 is effective prospectively for us on November 1, 2013. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single set of guidance for measuring fair value and providing expanded disclosures about fair value measurements. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. Upon adoption, we do not expect IFRS 13 to have a significant impact on how we determine fair value but will result in additional disclosures.

Amendments to IAS 28 “Investments in Associates and Joint Ventures” was issued in May 2011. The amendments apply to associates and joint ventures held for sale and to changes in interests held in associates and joint ventures. We do not expect the amendments to have a significant impact on our consolidated financial statements.

IFRS 7 “Disclosures – Offsetting Financial Assets and Financial Liabilities” – Issued in December 2011, the amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the balance sheet or are subject to master netting arrangements or similar arrangements. We do not expect the amendments to have a material impact on our consolidated financial statements, but will result in additional disclosures.

58	CIBC THIRD QUARTER 2013

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-5093, fax 416-980-5028, or e-mail: geoffrey.weiss@cibc.com

Communications and Public Affairs: Financial, business and trade media may call 416-980-4111, fax 416-363-5347, or e-mail: marylou.frazer@cibc.com

CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll-free across Canada.

Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s third quarter conference call with analysts and investors will take place on Thursday, August 29, 2013 at 8:30 a.m. (ET). The call will be available in English (416-340-2217 in Toronto, or toll-free 1-866-696-5910, passcode 3201624# throughout the rest of North America) and French (514-861-2255 in Montreal, or toll-free 1-877-405-9213, passcode 6704753#). A telephone replay of the conference call will be available in English and French until 23:59 (ET) September 12, 2013. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 9718152#. To access the call in French, call 514-861-2272 or 1-800-408-3053, passcode 2521553#.

Audio Webcast: A live audio webcast of CIBC’s third quarter results conference call will take place on Thursday, August 29, 2013 at 8:30 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Regulatory Capital: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: inquiries@canstockta.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact CIBC Mellon Trust at 416-682-3860, or toll-free at 1-800-387-0825, or fax 1-888-249-6189.

PURCHASE PRICE OF COMMON SHARES

UNDER THE

SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options
May 1/13	$80.11
Jun. 3/13	$78.23
Jul. 2/13	$74.65
Jul. 29/13		$78.79

Canadian Imperial Bank of Commerce

Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211

www.cibc.com